82- SUBMISSIONS FACING SHEET

02028923

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME e-Kong Group Limited

*CURRENT ADDRESS Suite 2101-3
K. Wah Centre
191 Java Road, North Point
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

FILE NO. 82- ~~327~~34653 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 5/9/02

e-KONG 港

Convergence through Services

Annual Report 2000

Contents

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Mr. Richard John Siemens *(Chairman)*
Mr. Ong Soon Kiat
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey

Non-executive Directors

Mr. Mokhzani Bin Mahathir
Mr. Peng Chian Chua

Independent Non-executive Directors

Mr. Ngan Chor Man
Mr. Fung Che Kwong, Peter

AUDIT COMMITTEE

Mr. Ngan Chor Man
Mr. Fung Che Kwong, Peter

COMPANY SECRETARY

Ms. Wang Poey Foon, Angela

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

SOLICITORS

Messrs. Angela Wang & Co.
Messrs. Conyers, Dill & Pearman

AUDITORS

Messrs. Moores Rowland

PRINCIPAL SHARE REGISTRARS

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRARS

Secretaries Limited
5th Floor
Wing On Centre
111 Connaught Road Centre
Hong Kong

PRINCIPAL BANKERS

Bank of China, Hong Kong Branch
The Hongkong and Shanghai Banking Corporation Limited

WEBSITE

http://www.e-kong.com

Chairman's Statement

In December 1999, e-Kong Group Limited (the "Company", together with its subsidiaries collectively referred to as the "Group") embarked on a new and revolutionary strategic direction. Based on an innovative approach to converging services, our strategy has set us on a course towards rapid and substantial growth.

During the year 2000, the Group successfully carved out a unique niche in three industries with tremendous potential. We chose to enter the telecommunications, insurance and MICE (meetings, incentives, conferences and exhibitions) markets due to the immense opportunity in these fragmented, highly-competitive industries with large existing revenue streams waiting to be tapped.

An outstanding management and operating team was put in place and core technologies were developed and deployed in each of three operating subsidiaries to make the Group's new vision a profitable reality. A new breed of convergent services was introduced with the commercial launches of ZONE in May, *speed**insure*** in November and EventClicks by year end.

Turnover for the year 2000 reached over HK$100 million, a 121% increase over that of last year. Much of that increase was achieved over the last six months and was contributed by these three new service businesses during their early stages of operation. This impressive start is clearly a strong indication of the enormous revenue growth that is set to follow.

A net profit of HK$1.3 million was also achieved during the year, making the Group profitable for the first time since 1994. At year end, the Group remains debt-free, with cash and investments amounting to HK$715 million, an increase of 581% over that of last year.

A number of selective investments were also made during the year in companies offering strategic value and long-term returns on investment for the Group.

Prospects for the Group remain excellent. As our business model achieves substantial efficiencies in service delivery, we are well positioned at a time when service providers in our targeted industries continue to face declining margins and increasing cost pressures. Our business model remains unique and is expected to remain so in the foreseeable future. The Group is also entering the United States market with its ZONE service business at a very favorable time.

For the coming year, the Group intends to focus on growing our service businesses, ZONE, *speed**insure*** and EventClicks. We will continue to make investments and acquisitions that will help grow our service businesses effectively, while less emphasis will be placed on venture capital and other long-term strategic investments.

Dedicated staff at all levels of the organization have played essential roles in the Group's achievements. I would like to thank all of our employees for making this year a very successful one.

Richard John Siemens
Chairman

Hong Kong, 8 March 2001

Management Discussion and Analysis

FINANCIAL RESULTS

Profit attributable to shareholders for the year ended 31 December 2000 was HK$1.3 million compared with a loss of HK$78.4 million during the previous year. The Group has successfully turned a profit for the first time since 1994. Earnings per share were substantially improved from a loss of 11.50 cents in 1999 to a profit of 0.09 cent in 2000.

For the year ended 31 December 2000, the Group's turnover increased by 121%, compared to 1999, to over HK$100 million. Turnover in the last six months of the year significantly increased as the ZONE business in Hong Kong, Singapore and the United States started operations in May, August and October respectively.

Other revenue increased from HK$1.5 million in 1999 to HK$28.9 million in 2000. The change was due to an increase in interest income. The other net income changed from a loss of HK$45.0 million to a profit of HK$99.9 million. The change was due to gain on disposal of subsidiaries and gain realized from e-KONG venture operations.

As of 31 December 2000, the Group's net assets increased by 702% from HK$105 million in 1999 to HK$842 million in 2000. Cash and investments at year end totaled HK$715 million, an increase of 581% over last year.

The Group is in a strong financial position and anticipates another year of rapid growth in 2001, driven by the first full year of operations for the Group's new businesses.

DIVIDEND

The board of directors of the Company has not recommended the payment of any dividend for the year ended 31 December 2000 (1999: Nil).

LIQUIDITY AND FINANCIAL RESOURCES

In February 2000, the Company placed and issued 200,000,000 new ordinary shares of HK$0.02 each at a price of HK$3.60 per share. The net proceeds of approximately HK$705 million are being used for financing expansion of operations and providing additional working capital of the Group.

Cash and cash equivalents at year end totaled HK$413 million. The Group at year end remained debt-free. The Group managed to maintain a healthy balance sheet with total net assets of HK$842 million (1999 : HK$105 million).

EMPLOYEE REMUNERATION POLICY

As of 31 December 2000, the Group had 225 employees, compared to 320 in 1999. The Group's remuneration policies are in line with prevailing market practices and formulated on the basis of the performance and experience of individual employees.

The Company has granted options to certain directors of the Company and certain employees of the Group under a share option scheme adopted on 25 October 1999. The subscription price and the exercise period are determined in accordance with prescribed formulae and terms.

BUSINESS REVIEW

On 24 January 2000, Mr. Richard John Siemens was appointed Chairman of the Company. In February, the Group raised approximately HK$705 million through a highly successful share placement.

With an outstanding management team in place and substantial funding secured, the Group set out to transform itself from a manufacturing-based company into a service-led enterprise. A new and unique business model was developed that targets selective industries, whereby technology, including the internet, is utilized to provide services to customers in a new way. Defining an original business concept, the Group provides sales, service, fulfillment, billing and settlement functions to service provider partners while providing a unique consumer experience that offers greater choice and convenience to customers.

The Group's unique business model has been successfully proven. Services are provided at a substantially lower cost as compared to traditional means, thereby creating an overwhelming value proposition to both customers and service providers. Starting with a telecommunications service business ZONE1511 in Hong Kong, one of the most competitive IDD markets in the world, the Group has proven that such service businesses can be operated and scaled without having to incur continuously spiraling operational and investment costs.

With effect from 1 December 2000 the Company (HKSE stock code 0524) was included as a constituent stock in the Hang Seng 100 Index (HS100), which reflects the performance of the 100 stocks with the highest market capitalization and highest turnover on The Stock Exchange of Hong Kong Limited. The Company was also listed as a constituent stock under the Hang Seng IT Series of Indexes - Hang Seng IT Index (HSITI) and Hang Seng IT Portfolio Index (HSITP).

The status of the businesses the Group has built or invested in as of **31 December 2000** is as follows:

SUBSIDIARY COMPANIES

ZONE Group Inc.

ZONE offers international direct dialing (IDD) and direct long distance (DLD) telecommunications services from a number of carriers through a single service portal. ZONE1511 was launched in Hong Kong in May 2000 and has quickly attracted well over 125,000 customers.

ZONE was also launched in Singapore in August 2000 as the recent deregulation of the local telecommunications industry provided a unique opportunity to be one of the few new players in the market. More than 12,000 customers were using the service as of December 2000.

The Group's strategic acquisition of the Furst Group in October 2000 provided ZONE with a strong local management team, established infrastructure, operating licenses and existing customer base to launch its service in the United States, the world's largest IDD and DLD market.

ZONE Group Inc. was honored in November 2000 with an 'Intelligent 20 Award' for its innovative use of technology in creating and operating its ZONE business.

speedinsure Global Limited

speedinsure is the world's first service that allows users to obtain instant quotations from different insurers, compare them side by side, apply immediately for the best policy and receive instant coverage. It is a unique total fulfillment Centralised Insurance Underwriting Centre (CIUC) for the industry.

In Hong Kong, *speedinsure* soft launched in May 2000, initially with two products - term life and travel insurance. By October 2000, a full range of nine products - motor, domestic helper, personal accident, fire, home, shop, office, travel and life - became available.

The company has successfully teamed with 12 insurers to offer their services instantly through the *speedinsure* service portal and with many other insurers to offer traditional offline services. The service was commercially launched in November 2000 and has attracted more than 20,000 users.

In Singapore, *speedinsure* was awarded insurance broker licenses for both life and non-life products by the Monetary Authority of Singapore (MAS) in November 2000.

EventClicks Global Limited

EventClicks is the world's most comprehensive service dedicated to assisting international corporate event organizers who wish to bring meetings, incentives, conferences and exhibitions (MICE) to the Asia-Pacific region. Launched at the end of 2000 and headquartered in Hong Kong, EventClicks has operations in Hong Kong, Singapore, Sydney and Melbourne and has representative offices in San Francisco and Beijing.

NETdefence Company Limited

The Group acquired a majority interest in Hong Kong-based internet security specialists, PolyMedia Technology Company Limited in February 2000. In May 2000, the company's name was changed to NETdefence Company Limited to better reflect its focus on internet security solutions.

NETdefence specializes in security consulting and implementation services. It assists corporate customers in the design, implementation and management of security solutions. Its client base includes government departments and large multinational companies.

INVESTMENTS AND ASSOCIATED COMPANIES

During the year, the Group invested in a number of carefully selected companies that offered technological or business advantages and provided long-term or strategic importance to the Group. Key developments concerning the Group's major investments include the following:

Space Media Holdings Limited

In February 2000, the Group acquired a 20% stake in Space Media Holdings Limited, the leading independent internet advertising network company in the Asia-Pacific region. This stake was subsequently sold to Engage Inc., a NASDAQ listed company, for a total consideration of US$12,290,000 settled by shares of Engage Inc. in August 2000.

Sportingbet.com (UK) plc

In April 2000, the Group completed its acquisition of a 2% stake in Sportingbet.com (UK) plc, the first British company to offer tax-free betting on all major global sports events via the internet. Sportingbet.com, previously traded on OFEX, successfully listed on the Alternative Investment Market of the London Stock Exchange ("AIM") on 30 January 2001, raising approximately GBP18 million.

SUMmedia Inc.

The Group invested US$5 million in SUMmedia Inc. (NASDAQ OTC Bulletin Board: ISUM.OB), a company that has developed a number of unique internet-based mobile and wireless marketing solutions that provide a valuable extension to the directory-based advertising packages offered by Yellow Pages directories. SUMmedia is targeting industry leaders in France, Korea, Hong Kong, the United States, Germany and Italy as potential customers and/or partners.

Yes Television plc

In February 2000, the Group invested GBP4 million in Yes Television plc, a British pioneer in broadband content technology and broadcasting. Its Hong Kong subsidiary is due to launch its Total Television service in 2001 to the Hong Kong market. Services will include true video on demand, broadcast channels, enhanced TV and e-commerce.

PROSPECTS

Prospects are excellent for the Group. Having formulated a proven and scalable business model and having resolved the technological, implementation and distribution challenges of establishing its core service businesses, the Group is now well-positioned for substantial growth in the coming year.

The Group's business model remains unique and no immediate competitor has emerged nor is expected to emerge in the near term. Direct challenges are even less likely in today's business environment due to a tight capital market and as investors stay away from new technology plays.

The Group has targeted industries that are well-suited to its business model, i.e. those in which increased competition and price pressures have led to declining margins for incumbents. The Group is also entering the United States market with its ZONE service business at an opportune time. The Group is confident of making fast and substantial strides in this, the world's largest telecommunications market.

For the coming year, the Group intends to concentrate its resources on growing its service businesses, ZONE, *speed**insure*** and EventClicks. The Group will continue to make investments and acquisitions that will help grow these service businesses effectively. With technological and other essential infrastructure now in place, less emphasis on venture capital investments and other long-term strategic investments is expected. The Group will continue to monitor and review its investment portfolio in line with its strategy for moving forward.

Derrick Francis Bulawa
Chief Executive Officer

Hong Kong, 8 March 2001

Report of the Directors

The directors are pleased to present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2000.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding and those of its principal subsidiaries are set out in note 12 to the financial statements.

SEGMENTAL INFORMATION

An analysis of the Group's turnover and contribution to operating profit/(loss) by principal activities and geographical location for the year ended 31 December 2000 is as follows:

	Turnover	Contribution to operating profit/(loss)
	HK$'000	*HK$'000*
By activity:		
Discontinued operations:		
Sale of animated films	23,473	5,383
e-KONG services operations:		
Telecommunication services	63,740	(76,281)
Internet security solution services	8,292	195
Insurance and management consulting services	3,336	(6,386)
Corporate events management services	1,284	(8,458)
	100,125	(85,547)
Add: Interest income and investment income		28,861
Gain realised from e-KONG venture operations		76,051
Gain on disposal of subsidiaries		23,521
Less: Other operating expenses		(38,891)
Profit before taxation		3,995

SEGMENTAL INFORMATION *(Cont'd)*

	Turnover	Contribution to operating profit/(loss)
	HK$'000	*HK$'000*
By geographical location:		
Hong Kong	65,753	(62,527)
Singapore	1,850	(12,313)
U.S.A.	32,522	(10,707)
	100,125	(85,547)
Add: Interest income and investment income		28,861
Gain realised from e-KONG venture operations		76,051
Gain on disposal of subsidiaries		23,521
Less: Other operating expenses		(38,891)
Profit before taxation		3,995

RESULTS AND DIVIDEND

The results of the Group for the year ended 31 December 2000 are set out in the consolidated income statement on page 18.

The board of directors of the Company has not recommended the payment of any dividend for the year ended 31 December 2000 (1999: Nil).

GROUP FINANCIAL SUMMARY

A summary of results, assets and liabilities of the Group for the last five financial years is set out on pages 51 and 52.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 8% of the Group's total turnover for the year, and sales to the largest customer included therein amounted to approximately 3%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 38% of the Group's total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 20%.

At no time during the year have the directors, their associates, nor those shareholders which to the knowledge of the directors own more than 5% of the Company's share capital had any interest in the five largest customers and suppliers.

FIXED ASSETS

Details of movements in the fixed assets of the Company and the Group are set out in note 11 to the financial statements.

RESERVES

Details of movements in the reserves of the Company and the Group are set out in note 22 to the financial statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive Directors:

Mr. Richard John Siemens *(Chairman)* (appointed on 24 January 2000)
Mr. Ong Soon Kiat
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey

Non-executive Directors:

Mr. Mokhzani Bin Mahathir
Mr. Peng Chian Chua

Independent Non-executive Directors:

Mr. Ngan Chor Man
Mr. Fung Che Kwong, Peter

In accordance with the Bye-laws of the Company, Mr. Peng Chian Chua and Mr. Ngan Chor Man shall retire at the forthcoming annual general meeting and are eligible for re-election.

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2000, the directors had the following interests in the issued share capital of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or as recorded in the register maintained pursuant to Section 29 of the SDI Ordinance:

	Number of ordinary shares held			
Name of director	Personal interest	Other interest	Number of share options held	
Mr. Richard John Siemens	110,000,000	—	28,700,000	*(note 1)*
Mr. Ong Soon Kiat	988	—	—	*(note 2)*
Mr. Derrick Francis Bulawa	—	—	38,518,509	*(note 3)*
Mr. Lim Shyang Guey	—	—	10,300,000	*(note 4)*

Notes:

1. 28,700,000 share options have been granted during the year under the Company's Employee Share Option Scheme (the "Scheme") which are exercisable at the exercise price of HK$0.68 per share during the period from 24 January 2000 to 24 October 2009.

2. 9,168,988 share options have been exercised at the exercise price of HK$0.42 per share during the year.

3. 38,518,509 share options have been granted under the Scheme, in which (i) 23,961,235 share options are exercisable at the exercise price of HK$0.42 per share during the period from 25 October 2000 to 24 October 2009; (ii) 4,750,000 share options are exercisable at the exercise price of HK$0.49 per share during the period from 16 November 2000 to 24 October 2009; (iii) 250,000 share options are exercisable at the exercise price of HK$0.60 per share during the period from 23 December 2000 to 24 October 2009; (iv) 25,000 share options, granted during the year, are exercisable at the exercise price of HK$0.69 per share during the period from 3 January 2001 to 24 October 2009; and (v) 9,532,274 share options, granted during the year, are exercisable at the exercise price of HK$0.35 per share during the period from 25 October 2000 to 24 October 2009.

4. 10,300,000 share options have been granted under the Scheme, in which (i) 4,500,000 share options are exercisable at the exercise price of HK$0.42 per share during the period from 25 October 2000 to 24 October 2009; (ii) 1,500,000 share options, granted during the year, are exercisable at the exercise price of HK$0.68 per share during the period from 21 February 2000 to 24 October 2009; (iii) 500,000 share options, granted during the year, are exercisable at the exercise price of HK$0.68 per share during the period from 1 March 2000 to 24 October 2009; and (iv) 3,800,000 share options, granted during the year, are exercisable at the exercise price of HK$2.30 per share during the period from 3 April 2000 to 24 October 2009.

Save as disclosed above, none of the directors, chief executive and/or any of their associates had any interests in the issued share capital of the Company or any of its associated corporations (as defined in the SDI Ordinance) as at 31 December 2000 pursuant to Section 29 of the SDI Ordinance.

ARRANGEMENT TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

In accordance with the Scheme which was adopted in a Special General Meeting held on 25 October 1999, the directors of the Company may grant options to eligible employees, including directors, to subscribe for shares in the Company. Any options granted can be exercised within the period as set out in the rules and regulations for the Scheme.

Details of share options granted to or exercised by the directors during the year and their outstanding options as at 31 December 2000 are shown above. Details of the Scheme of the Company are set out in note 21 to the financial statements.

Apart from the above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable any director or chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive, nor any of their spouses or children under the age of 18 had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

DIRECTORS' SERVICE CONTRACTS

None of the directors has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than normal statutory compensation.

DIRECTORS' INTERESTS IN CONTRACT OF SIGNIFICANCE

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2000, according to the register of substantial shareholders maintained under section 16(1) of the SDI Ordinance, the Company was notified that the following shareholder had an interest of 10% or more of the Company's issued share capital.

Name	Number of ordinary shares held	Percentage of total issued ordinary share capital
Goldtron Limited	207,717,140	13.32%

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital as at 31 December 2000.

SHARE CAPITAL

Details of movements in the Company's share capital during the year and the purpose of the shares issued are set out in note 20 to the financial statements.

PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars regarding the principal subsidiaries of the Company are set out in note 12 to the financial statements.

LIQUIDITY

Working capital of the Group increased from HK$101,406,000 to HK$393,252,000 during the year. The increase primarily represents an increase in cash and bank deposits as a result of issuance and placement of new ordinary shares during the year. Cash and bank deposits as at 31 December 2000 were HK$412,988,000.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

The Group has no bank loans, overdrafts or other borrowings as at 31 December 2000. There was no interest capitalised by the Group during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

RETIREMENT BENEFITS SCHEME

The Group operated a defined contribution pension scheme (the "Pension Scheme") for all employees of the Group up to August 2000. The assets of the Pension Scheme were held separately by independently administered funds.

The Pension Scheme was funded by contributions from employees and the Group as employer. The employees and the Group contributed respectively to the Pension Scheme sums which represent percentages of salaries of the employees as defined under the relevant trust deeds.

The total amount pursuant to the Pension Scheme charged to the income statement during the year ended 31 December 2000 amounted to HK$272,000 after offsetting contributions forfeited of HK$165,000 during the year. No forfeited contribution was available to the Group to reduce its contributions to the Pension Scheme in future years as at 31 December 2000.

In December 2000, the Group had joined the Mandatory Provident Fund Scheme ("MPF Scheme") under the rules and regulations of the Mandatory Provident Fund Authority.

PARTICULARS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical particulars of the directors and senior management of the Company are set out on pages 15 to 16 under Directors and Senior Management Profile of this Annual Report.

REMUNERATION POLICIES AND EMPLOYEE RELATIONS

As at 31 December 2000, the Group employed approximately 225 full-time employees. The Group has maintained good relationships with its employees and has not experienced any labour dispute. None of the Group's employees is represented by a labour union.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, save and except that the independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda although there are no restrictions against such rights under the laws in Bermuda.

AUDITORS

A resolution will be proposed at the forthcoming annual general meeting of the Company to re-appoint the auditors, Messrs. Moores Rowland, *Chartered Accountants, Certified Public Accountants.*

On behalf of the Board

Richard John Siemens
Chairman

Hong Kong, 8 March 2001

Directors and Senior Management Profile

Brief biographical particulars of directors and senior management are as follows:

DIRECTORS

Mr. Richard John Siemens, 56, Chairman, joined the Group in January 2000. Mr. Siemens is a founding member, Co-Chairman and Executive Director of SUNDAY Communications Limited. He is also Chairman and a founding member of Distacom Communications Limited. He has been involved in the telecommunications industry for 27 years. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he was involved in the establishment of Hutchison Telephone Company Limited with Hutchison Whampoa and Motorola. Mr. Siemens, as Group Managing Director of Hutchison Telecommunications Limited, was also involved in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange", as well as Hutchison's European telecom strategy.

Mr. Ong Soon Kiat, 52, was appointed as Executive Director of the Company in July 1994. Mr. Ong had been the Chairman of the Group from July 1994 to January 2000. He has extensive business experience in South East Asia and the People's Republic of China (the "PRC").

Mr. Derrick Francis Bulawa, 37, joined the Group in September 1999 as Chief Executive Officer and was appointed in October 1999 as Executive Director. Mr. Bulawa oversees the development and execution of the Group's unique vision for convergent services. He is the Group's chief strategist, visionary and evangelist. His responsibilities also include paying personal attention to investor relations and ensuring a rich customer experience. Before joining the Group, Mr. Bulawa was among the key founders of STAR TV. He has also served as Chief Operating Officer for UNIFI Communications, and worked previously for GTE SpaceNet and Contel ASC in the Asian satellite, data and telecommunications sectors. He has more than 16 years of internet and communications experience in the United States and Asia. He holds a Bachelor of Science degree in Electronic Engineering Technology from the DeVry Institute of Technology in the United States.

Mr. Lim Shyang Guey, 42, was appointed as Executive Director and Vice-President of Corporate Development in October 1999. Mr. Lim is responsible for executing corporate strategy and overseeing major shareholder issues. One of the core creators of the Group's unique business vision, Mr. Lim was instrumental in reorganizing Goldtron Holdings Limited into its new direction as e-KONG. He also served in the past with Telecom New Zealand. He has more than 12 years of experience in telecommunications and information technology in various countries including New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

Mr. Mokhzani Bin Mahathir, 40, was appointed as Executive Director in July 1994 and became a Non-executive Director of the Company in 1999. Mr. Mahathir is the Executive Chairman of Tongkah Holdings Berhad, a publicly listed company in Malaysia, and the Non-executive Chairman of Goldtron Limited, a publicly listed company in Singapore.

Mr. Peng Chian Chua, 56, was appointed as Executive Director in July 1994 and became a Non-executive Director of the Company in 1999. Mr. Peng has more than 20 years' working experience in manufacturing with various multinational companies.

DIRECTORS (Cont'd)

Mr. Fung Che Kwong, Peter, 51, was appointed as an Independent Non-executive Director of the Company in 1994. He is a Hong Kong based businessman with over 20 years' experience in the textile industry.

Mr. Ngan Chor Man, 34, was appointed as an Independent Non-executive Director of the Company in 1997. He is a Hong Kong based businessman with 7 years' experience in the information technology and in the PRC.

SENIOR MANAGEMENT

Mr. Kim Moon-Tae, Grant, 26, joined the Group as Vice-President, Business Development in September 1999. In his role as Vice President, Business Development, Mr. Kim directs strategy for the Group's businesses and investments. His leadership has been crucial for securing key investments involving the Company's businesses, subsidiaries and affiliates. Mr. Kim has extensive experience in investment banking, telecommunications and the internet in both the United States and Asia. He served previously as Vice President of Operations for UNIFI Communications, and has worked with Pacific Century Group and Continental Development Corporation, in various senior management and mergers & acquisitions positions. Mr. Kim studied at the Wharton School, Harvard University and Oxford University.

Mr. Robbin Wright Wells, 44, joined the Group in October 1999 as Vice-President, Technology. Mr. Wells is the Group's core technologist. He is responsible for strategic planning and tactical execution of the key technologies that realize the Group's vision. Previously, Mr. Wells served as Head of Technology for UNIFI Communications, where he designed and expanded a global network of more than 1,000 platforms spanning 15 countries. He has also held senior positions with Prime Computer, one of the first-to-market with Object Oriented Technology products, and W.F. Wood, a pioneer in the use of automated manufacturing technologies. Mr. Wells has more than 22 years of technology experience, having built IP networks across North America, Europe and Asia.

Ms. Leung Kit-Mee, Judy, 37, joined the Group as Vice-President, Marketing in January 2000. Ms. Leung is responsible for directing all marketing and public relations strategies, including supervision of marketing activities for the Group's subsidiaries and affiliates. She has a wealth of marketing experience, especially in relation to start-up operations. Prior to joining the Group, Ms. Leung served as Senior Manager for Marketing Promotions at New T&T, a startup that grew to become Hong Kong's largest fully optical network provider. She also served previously as Public Relations Manager for Hongkong Telecom, which is now Pacific Century CyberWorks. Ms. Leung is a graduate of the University of Aston in Birmingham, England with a Masters Degree in Business Administration.

Mr. Cheng Man-For, Jeffrey, 35, joined the Group as Chief Financial Officer in October 1999. He is responsible for overseeing financial management and company secretarial duties. He also supervises listing issues and works to maintain financial transparency. Mr. Cheng has more than 10 years of finance and accountancy experience in the PRC, Taiwan and Hong Kong. Before joining the Group, he served as Director of Finance at Fax International HK Ltd. He began his career with KPMG Peat Marwick and later worked for The Stock Exchange of Hong Kong Limited. Mr. Cheng is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Company Secretaries.

Auditors' Report

Moores Rowland

To the members
e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 18 to 50 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland
Chartered Accountants
Certified Public Accountants

Hong Kong, 8 March 2001

Consolidated Income Statement

For the year ended 31 December 2000

	Note	2000 HK$'000	1999 HK$'000
Turnover	3	100,125	45,245
Cost of sales		(72,570)	(23,104)
Gross profit		27,555	22,141
Other revenue	3	28,861	1,493
Other net income/(expenses)	4	99,908	(44,957)
Distribution costs		(6,086)	(480)
Business promotion and marketing expenses		(43,623)	—
Administrative expenses		(86,180)	(25,283)
Other operating expenses		(6,286)	(12,652)
Profit/(Loss) from operations		14,149	(59,738)
Finance costs	6	(140)	—
Provision for diminution in value of long-term investments		(8,904)	(15,432)
Share of results of associates		(1,110)	—
Profit/(Loss) from ordinary activities before taxation	6	3,995	(75,170)
Taxation	8	(739)	(739)
Profit/(Loss) from ordinary activities after taxation		3,256	(75,909)
Minority interests		(1,954)	(2,499)
Net profit/(loss) attributable to shareholders	9 & 22	1,302	(78,408)
Earnings/(Loss) per share	10		
Basic		0.09 cent	(11.50 cents)
Diluted		0.08 cent	N/A

Consolidated Statement of Recognised Gains and Losses

For the year ended 31 December 2000

	2000 *HK$'000*	1999 *HK$'000*
Exchange difference on translation of foreign subsidiaries	**(388)**	—
Exchange reserve released on disposal of subsidiaries	**(1,117)**	—
Exchange reserve released on associates written off	**—**	36,250
Other capital reserve and reserve on consolidation released on disposal of subsidiaries	**1,647**	—
Other capital reserve released on associates written off	**—**	(31,660)
Net profit/(loss) attributable to shareholders	**1,302**	(78,408)
Total recognised gains/(losses)	**1,444**	(73,818)
Goodwill eliminated directly against reserves	**(7,122)**	(62,761)
Goodwill arising on acquisition of further interests in a subsidiary	**(12)**	—
	(5,690)	(136,579)

Consolidated Balance Sheet

As at 31 December 2000

	Note	2000 HK$'000	1999 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	11	91,049	10,469
Intangible assets	13	42,366	781
Interests in associates	14	12,687	—
Long-term investments	15	302,381	5,045
		448,483	16,295
Current assets			
Properties held for sale		3,734	—
Inventories	16	978	595
Trade and other receivables	17	73,791	15,282
Pledged deposits		68,680	—
Cash and cash equivalents	18	344,308	99,875
		491,491	115,752
Current liabilities			
Trade and other payables	19	97,657	14,257
Obligations under finance leases		582	—
Taxation		—	89
		98,239	14,346
Net current assets		393,252	101,406
Total assets less current liabilities		841,735	117,701
Minority interests		119	12,441
NET ASSETS		841,616	105,260
CAPITAL AND RESERVES			
Issued capital	20	40,879	194,160
Reserves	22	800,737	(88,900)
		841,616	105,260

Approved by the Board of Directors on 8 March 2001

Richard John Siemens
Director

Derrick Francis Bulawa
Director

Balance Sheet

As at 31 December 2000

	Note	2000 HK$'000	1999 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	11	1,184	389
Interests in subsidiaries	12	537,034	78,117
Interests in associates	14	9,215	—
Long-term investments	15	—	778
		547,433	79,284
Current assets			
Trade and other receivables	17	14,350	2,402
Pledged deposits		68,680	—
Cash and cash equivalents	18	319,439	94,016
		402,469	96,418
Current liabilities			
Trade and other payables	19	7,065	6,624
Net current assets		395,404	89,794
NET ASSETS		942,837	169,078
CAPITAL AND RESERVES			
Issued capital	20	40,879	194,160
Reserves	22	901,958	(25,082)
		942,837	169,078

Approved by the Board of Directors on 8 March 2001

Richard John Siemens
Director

Derrick Francis Bulawa
Director

Consolidated Cash Flow Statement

For the year ended 31 December 2000

	Note	2000 HK$'000	1999 HK$'000
Net cash outflow from operating activities	23	(86,613)	(7,893)
Returns on investments and servicing of finance			
Dividend paid to minority shareholders		—	(800)
Interest received		28,795	995
Income from unlisted investments		66	498
Interest on obligations under finance leases		(140)	—
Net cash inflow from returns on investments and servicing of finance		28,721	693
Taxation			
Hong Kong Profits Tax paid		—	(369)
Overseas tax paid		(212)	(970)
Tax paid		(212)	(1,339)
Investing activities			
Purchase of property, plant and equipment		(101,597)	(1,375)
Purchase of intangible assets		(42,748)	(781)
Additions of long-term investments		(206,946)	(11,346)
Proceeds from disposal of property, plant and equipment		1,235	—
Purchase of a subsidiary (net of cash and cash equivalents acquired)	25	(3,030)	(2,714)
Advances to associates		(12,463)	—
Disposal of subsidiaries	26	(5,068)	—
Net cash outflow from investing activities		(370,617)	(16,216)
Net cash outflow before financing activities		(428,721)	(24,755)
Financing	27		
Issue of ordinary shares		742,046	121,071
Capital contributed by minority shareholders		—	3
Repayment of obligations under finance leases		(212)	—
Net cash inflow from financing		741,834	121,074
Increase in cash and cash equivalents		313,113	96,319
Cash and cash equivalents at 1 January		99,875	3,556
Cash and cash equivalents at 31 December		412,988	99,875
Analysis of the balances of cash and cash equivalents			
Pledged deposits		68,680	—
Fixed deposits		317,762	91,726
Bank balances and cash		26,546	8,149
		412,988	99,875

Notes to the Financial Statements

For the year ended 31 December 2000

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited.

Its principal activity is investment holding and those of its subsidiaries are set out in note 12 to the financial statements.

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost.

Basis of consolidation

The consolidated financial statements incorporate the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2000. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate. Inter-company balances and transactions within the Group have been eliminated on consolidation.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary or an associate and is eliminated against reserves immediately on acquisition or amortised on a straight-line basis to the income statement over its estimated useful economic life. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary or an associate over the purchase consideration, is credited to reserves.

On the disposal of an investment in a subsidiary or an associate, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Subsidiaries

A subsidiary is an enterprise, in which the Company, directly or indirectly, controls more than half of the voting power or issued share capital or controls the composition of the board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are stated at cost less provision, if necessary, for any permanent diminution in value.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

Associates

An associate is an enterprise, in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates for the year.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the income statement.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally recognised as an expense in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

When the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are discounted to their present values.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful life from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold improvement	Over the remaining lease term
Office equipment, furniture and fittings	10% — 33%
Machinery and equipment	10% — 33%
Motor vehicles	20%

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Intangible assets

Intangible assets comprise business assets acquired and goodwill arising on business combination (other than acquisition of a subsidiary or an associate) and are amortised over their estimated useful life. Business assets include mainly business plans, business contracts, copyrights, other intellectual property rights and customers list.

Long-term investments

Long-term investments include investments in investment securities and finished animated films.

Investment securities held for an identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their values, which is expected to be other than temporary. The amount of provisions is recognised as an expense in the period in which the decline occurs.

The profit or loss on disposal of investment securities is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the securities.

Investments in finished animated films are carried at cost, less provisions for any permanent diminution in value deemed appropriate by the directors and amortisation, where appropriate.

Amortisation is provided to write off the cost of the investments in finished animated films over a period of five years.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, construction expenditure and other direct costs, including interest costs, attributable to the development of the properties. Net realisable value is determined by reference to management estimates of the selling price based on prevailing market conditions, less all estimated costs to completion and costs to be incurred in marketing and selling the properties.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Sale of animated films is recognised when films are delivered to the customers and title has passed.

Income in respect of telecommunications services provided to customers is recognised when the services are rendered.

Income in respect of internet security solution services includes internet security solution services income and sale of computer hardware and software. Internet security solution services income is recognised in the period when the services are rendered. Sale of computer hardware and software is recognised when goods are delivered and title has passed.

Insurance and management consulting income is recongised when related services are rendered.

Income in respect of corporate events management services is recognised when the events management services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Investment income is recognised when the Group's right to receive payment is established.

Obligations under finance leases

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Company. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liabilities to the lessor, net of interest charges, is included in the balance sheet as finance lease obligations. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are recognised as an expense over the term of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting year.

All other leases are classified as operating leases and the annual rentals are recognised as an expense on a straight-line basis over the lease terms.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the financial statements of overseas subsidiaries denominated in currencies other than Hong Kong dollars, are translated at the approximate rates of exchange ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange reserve.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting year from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

Pension costs

Contributions are recognised as an expense as they become payable in accordance with the rules of the scheme.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are recognised as expenses on the straight-line basis over the lease terms.

Cash equivalents

Cash equivalents in the consolidated cash flow statement represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advance.

Related party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

3. TURNOVER AND REVENUE

Turnover and revenue recognised by category are analysed as follows:

	Group	
	2000	1999
	HK$'000	*HK$'000*
Turnover		
Sale of animated films	23,473	44,210
Telecommunication services income	63,740	1,035
Internet security solution services income	8,292	—
Insurance and management consulting services income	3,336	—
Corporate events management services income	1,284	—
	100,125	45,245
Other revenue		
Interest income	28,795	995
Income from unlisted investments	66	498
	28,861	1,493
Revenue	128,986	46,738

4. OTHER NET INCOME/(EXPENSES)

		Group	
		2000	1999
	Note	*HK$'000*	*HK$'000*
Gain realised from e-KONG venture operations		76,051	—
Gain on disposal of discontinued operations	5	23,210	—
Gain/(Loss) on disposal of subsidiaries		311	(33,673)
Loss on disposal of a jointly controlled entity		—	(11,284)
Others		336	—
		99,908	(44,957)

Gain realised from e-KONG venture operations comprised gain on disposal of investment securities.

5. DISCONTINUED OPERATIONS

In June 2000, the Group disposed of its 100% shareholding in Goldmarket Assets Limited and its subsidiaries, including Colorland Animation Productions Limited (collectively the "Goldmarket Group") to an independent third party. The Goldmarket Group was principally engaged in animation film production. During the year and prior to its disposal, the Goldmarket Group had turnover of HK$23,473,000 (1999: HK$44,210,000) and an operating loss of HK$4,049,000 (1999: HK$936,000). A profit on disposal of HK$23,210,000 arose upon the disposal of the Goldmarket Group, being the proceeds of disposal less the carrying amount of its net assets and attributable goodwill. The cash effects of the disposal are set out in note 26.

6. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging:

	Group	
	2000	1999
	HK$'000	*HK$'000*
(a) Finance costs		
Finance charges on obligations under finance leases	**140**	—
(b) Other items		
Amortisation of intangible assets	**1,163**	—
Amortisation of long-term investments	**1,000**	3,511
Amount due from a jointly controlled entity waived	**—**	1,200
Auditors' remuneration	**1,000**	557
Bad debts written off	**42**	3,000
Provision for bad debts	**1,100**	—
Cost of inventories	**14,234**	21,773
Depreciation	**10,508**	3,506
Loss on disposal of property, plant and equipment	**152**	319
Operating lease charges on premises	**2,685**	3,008
Staff costs	**46,228**	27,271

7. DIRECTORS' REMUNERATION

	Group	
	2000	1999
	HK$'000	*HK$'000*
Fees	**—**	—
Salaries, other emoluments and other benefits in kind	**3,960**	2,350
	3,960	2,350

7. DIRECTORS' REMUNERATION *(Cont'd)*

No fees or emoluments was paid to the independent non-executive directors during the year (1999: Nil).

In addition to the above emoluments, certain directors were granted share options under the Company's Employee Share Option Scheme. Details of these benefits in kind are disclosed under the paragraph "Directors' interests in shares" in the Report of the Directors.

In the absence of a ready market for the options granted on the shares of the Company, the directors are unable to arrive at an accurate assessment of the value of the options granted to the respective directors.

The remuneration of directors were within the following bands:

	Number of directors	
HK$	**2000**	1999
Nil	6	4
1 — 1,000,000	—	4
1,500,001 — 2,000,000	1	—
2,000,001 — 2,500,000	1	—
	8	8

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

Individuals with highest emoluments

Of the five individuals with the highest emoluments, two (1999: three) were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three (1999: two) individuals were as follows:

	Group	
	2000	1999
	HK$'000	*HK$'000*
Salaries and other emoluments	**3,370**	2,840

	Number of individuals	
	2000	1999
HK$		
Nil — 1,000,000	1	—
1,000,001 — 1,500,000	2	1
1,500,001 — 2,000,000	—	1
	3	2

8. TAXATION

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

Overseas taxation represents income tax payable in the Peoples' Republic of China and is calculated at the prevailing rate.

The charge comprises:

	Group	
	2000	1999
	HK$'000	*HK$'000*
Hong Kong Profits Tax:		
Current year	—	41
Overprovision in respect of previous year	—	(21)
Overseas taxation	**739**	719
	739	739

The major components of deferred taxation not (credited)/provided for the year are as follows:

	Group	
	2000	1999
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	**1,830**	187
Tax losses arising:		
Acquisition of a subsidiary	**(329)**	(2,579)
Current year	**(17,623)**	(395)
	(16,122)	(2,787)

9. NET PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

The net profit/(loss) attributable to shareholders includes a profit of the Company amounted to HK$31,713,000 (1999: loss of HK$70,989,000) which has been dealt with in the consolidated income statement and a loss of HK$1,110,000 (1999: Nil) is retained by the associates.

10. EARNINGS/(LOSS) PER SHARE

	2000 HK$'000	1999 HK$'000
Net profit/(loss) attributable to shareholders for the purposes of basic earnings/(loss) and diluted earnings per share	1,302	(78,408)

	2000 Number of shares	1999 Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings/(loss) per share	1,503,101,780	681,868,558
Effect of dilutive potential ordinary shares:		
Share options	44,453,645	
Convertible preference shares	37,269,053	
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,584,824,478	N/A

The diluted loss per share for 1999 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

11. PROPERTY, PLANT AND EQUIPMENT

Group	Machinery and equipment HK$'000	Motor vehicles HK$'000	Leasehold improvement HK$'000	Office equipment, furniture and fittings HK$'000	Total HK$'000
Cost					
At 1 January 2000	3,589	487	593	16,523	21,192
Acquisition of a subsidiary	—	—	63	705	768
Additions	86,777	—	1,318	14,296	102,391
Disposals	(477)	—	(55)	(1,372)	(1,904)
Disposal of subsidiaries	(5,492)	(487)	(593)	(14,899)	(21,471)
At 31 December 2000	**84,397**	**—**	**1,326**	**15,253**	**100,976**
Depreciation					
At 1 January 2000	1,740	316	374	8,293	10,723
Acquisition of a subsidiary	—	—	3	462	465
Charge for the year	6,850	—	313	3,345	10,508
Disposals	(97)	—	(14)	(406)	(517)
Disposal of subsidiaries	(1,401)	(316)	(374)	(9,161)	(11,252)
At 31 December 2000	**7,092**	**—**	**302**	**2,533**	**9,927**
Net book value					
At 31 December 2000	**77,305**	**—**	**1,024**	**12,720**	**91,049**
At 31 December 1999	1,849	171	219	8,230	10,469

11. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

Company	Leasehold improvement HK$'000	Office equipment, furniture and fittings HK$'000	Total HK$'000
Cost			
At 1 January 2000	—	737	737
Additions	11	1,117	1,128
Disposals	—	(229)	(229)
At 31 December 2000	**11**	**1,625**	**1,636**
Depreciation			
At 1 January 2000	—	348	348
Charge for the year	4	296	300
Disposals	—	(196)	(196)
At 31 December 2000	**4**	**448**	**452**
Net book value			
At 31 December 2000	**7**	**1,177**	**1,184**
At 31 December 1999	—	389	389

12. INTERESTS IN SUBSIDIARIES

	Company 2000 HK$'000	Company 1999 HK$'000
Unlisted shares, at cost	—	145,696
Provision for permanent diminution in value	—	(136,464)
	—	9,232
Due from subsidiaries	**537,034**	68,885
	537,034	78,117

12. INTERESTS IN SUBSIDIARIES *(Cont'd)*

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid-up ordinary share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
e-Kong Services Limited (formerly known as Chamford Limited)	British Virgin Islands	US$1	100%	—	Investment holding
ZONE Group Inc.	Cayman Islands	US$100	—	100%	Investment holding
ZONE Global Limited (formerly known as TelaPortal Global Limited and Tech Leader Limited)	British Virgin Islands	US$1	—	100%	Investment holding
ZONE Limited (formerly known as TelaPortal Limited)	Hong Kong	HK$2	—	100%	Provision of telecommunication services
ZONE Telecom Pte Ltd (formerly known as TelaPortal Singapore Pte Ltd and Charlecote Enterprise Pte Ltd)	Singapore	S$100,000	—	100%	Provision of telecommunication services
ZONE USA, Inc.	USA	US$10	—	100%	Provision of telecommunication services
ZONE Telecom, Inc.	USA	US$10	—	100%	Investment holding
speedinsure Global Limited (formerly known as Cyber Master Limited)	British Virgin Islands	US$10,000	—	70%	Investment holding
speedinsure.com Limited (formerly known as insure-asia.com Limited)	Hong Kong	HK$10,000	—	70%	Provision of sales and fulfillment solution

12. INTERESTS IN SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid-up ordinary share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
speedinsure Singapore Pte Ltd	Singapore	S$2	—	70%	Provision of sales and fulfillment solution
EventClicks Global Limited (formerly known as EventClicks Limited)	British Virgin Islands	US$1,000,000	—	100%	Investment holding
EventClicks Limited (formerly known as Charm Linkage Limited)	Hong Kong	HK$500,000	—	100%	Provision of corporate events management services
EventClicks (Aust) Pty Limited (formerly known as EventSource Asia Pty Limited)	Australia	AU$2	—	100%	Provision of corporate events management services
EventClicks Singapore Pte Limited (formerly known as Bayridge Enterprises Pte Ltd)	Singapore	S$2	—	100%	Provision of corporate events management services
magictel.com Limited	Hong Kong	HK$1,000	—	100%	Provision of telecommunication services
Bayrise Enterprise Pte Ltd.	Singapore	S$2	—	100%	Provision of telecommunication services
Cardzone Limited (formerly known as Wide East Limited)	Hong Kong	HK$2	—	100%	Provision of telecommunication services

12. INTERESTS IN SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid-up ordinary share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
NETdefence Company Limited (formerly known as Polymedia Technology Company Limited)	Hong Kong	HK$10,000	—	51%	Provision of internet security solution
e-Kong Pillars Holdings Limited (formerly known as Cybernet Climber Limited)	British Virgin Islands	US$1	100%	—	Investment holding
e-Kong Pillars Limited (formerly known as Cyber Eagle Limited)	British Virgin Islands	US$1	—	100%	Investment holding
e-Kong Ventures Limited (formerly known as Enrich Investment Holdings Limited)	British Virgin Islands	US$1	100%	—	Investment holding

The above summary lists the principal subsidiaries of the Company which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

13. INTANGIBLE ASSETS

	Group	
	2000	1999
	HK$'000	*HK$'000*
Cost		
At 1 January	**781**	—
Additions	**42,748**	781
At 31 December	**43,529**	781
Amortisation		
At 1 January	**—**	—
Charge for the year	**1,163**	—
At 31 December	**1,163**	—
Net book value		
At 31 December	**42,366**	781

Additions for the year include goodwill arisen from business combination (other than acquisition of a subsidiary or an associate) amounted to HK$34,862,000.

14. INTERESTS IN ASSOCIATES

	Group		Company	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Unlisted shares, at cost	**3**	—	**—**	—
Share of net assets other than goodwill	**(1,260)**	—	**—**	—
	(1,257)	—	**—**	—
Due from associates	**13,944**	—	**9,215**	—
	12,687	—	**9,215**	—

14. INTERESTS IN ASSOCIATES *(Cont'd)*

The following list contains only the particulars of associates, all of which are unlisted corporate entities, which principally affected the results or assets of the Group.

Name of associate	Place of incorporation/ operation	Issued and fully paid-up share capital	Percentage of share capital held by *Company*	Percentage of share capital held by *Subsidiary*	Principal activities
CIB (Holdings) Limited	British Virgin Islands	US$1,000	28%	40%	Investment holding
Cyber Insurance Brokers Limited (formerly known as Expert Gain Limited)	Hong Kong	HK$5,000,000	28%	100%	Insurance broking
Cyber Insurance Brokers (S) Pte Ltd.	Singapore	S$400,000	28%	100%	Insurance broking

15. LONG-TERM INVESTMENTS

(a) Investment in finished animated films

	Group		Company	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Cost				
At 1 January	**12,374**	17,523	—	—
Additions	**2,490**	10,568	—	—
Write-off	—	(285)	—	—
Provision for diminution in value	—	(15,432)	—	—
Disposal of subsidiaries	**(14,864)**	—	—	—
At 31 December	—	12,374	—	—
Amortisation				
At 1 January	**8,107**	4,881	—	—
Charge for the year	**1,000**	3,511	—	—
Write-off	—	(285)	—	—
Disposal of subsidiaries	**(9,107)**	—	—	—
At 31 December	—	8,107	—	—
Net book value				
At 31 December	—	4,267	—	—

15. LONG-TERM INVESTMENTS *(Cont'd)*

(b) Investment in investment securities

	Group		Company	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
At cost less provision:				
Equity securities, unlisted	**133,456**	778	**—**	778
Equity securities, listed outside Hong Kong	**168,925**	—	**—**	—
	302,381	778	**—**	778
Total	**302,381**	5,045	**—**	778

Market value of the Group's listed investment securities as at the balance sheet date amounted to HK$169,642,000 (1999: Nil).

16. INVENTORIES

	Group	
	2000	1999
	HK$'000	*HK$'000*
At cost:		
Raw materials	**—**	201
Work-in-progress	**—**	394
Finished goods	**978**	—
	978	595

17. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables				
From third parties	**36,368**	6,888	**—**	—
Other receivables				
Deposits, prepayment and other debtors	**37,423**	8,394	**14,350**	2,402
	73,791	15,282	**14,350**	2,402

All of the trade and other receivables are expected to be recovered within one year.

Included in trade and other receivables are trade debtors (net of provision for bad debts) with the following ageing analysis.

17. TRADE AND OTHER RECEIVABLES *(Cont'd)*

	Group	
	2000	1999
	HK$'000	*HK$'000*
Current	**23,735**	—
1 to 3 months overdue	**10,736**	6,888
More than 3 months overdue but less than 12 months overdue	**1,897**	—
	36,368	6,888

18. CASH AND CASH EQUIVALENTS

	Group		Company	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank balances and cash	**26,546**	8,149	**6,677**	2,290
Fixed deposits	**317,762**	91,726	**312,762**	91,726
	344,308	99,875	**319,439**	94,016

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade payables				
To third parties	**17,783**	2,342	—	—
Other payables				
Accrued charges and other creditors	**78,378**	11,896	**477**	1,135
Due to subsidiaries	—	—	**5,092**	5,470
Due to an associate	**1,496**	—	**1,496**	—
Due to a shareholder	—	19	—	19
	97,657	14,257	**7,065**	6,624

All of the trade and other payables are expected to be settled within one year.

Included in trade and other payables are trade creditors with the following ageing analysis.

	Group	
	2000	1999
	HK$'000	*HK$'000*
Current	**7,244**	—
1 to 3 months overdue	**8,525**	2,342
More than 3 months overdue but less than 12 months overdue	**2,014**	—
	17,783	2,342

20. ISSUED CAPITAL

	2000		1999	
	Number of shares	Amount *HK$'000*	Number of shares	Amount *HK$'000*
Authorised				
Preference shares of HK$1 each				
At 1 January and at **31 December**	**288,929,402**	**288,929**	288,929,402	288,929
Ordinary shares of HK$0.02 each				
At 1 January	**1,500,000,000**	**30,000**	750,000,000	15,000
Increase of ordinary shares	**1,500,000,000**	**30,000**	750,000,000	15,000
At 31 December	**3,000,000,000**	**60,000**	1,500,000,000	30,000
Total		**348,929**		318,929

	2000		1999	
	Number of shares	Amount *HK$'000*	Number of shares	Amount *HK$'000*
Issued and fully paid				
Preference shares of HK$1 each				
At 1 January	**170,970,968**	**170,971**	170,970,968	170,971
Converted to ordinary shares	**(161,290,968)**	**(161,291)**	—	—
At 31 December	**9,680,000**	**9,680**	170,970,968	170,971
Ordinary shares of HK$0.02 each				
At 1 January	**1,159,449,380**	**23,189**	518,449,380	10,369
Issue of ordinary shares	**230,000,000**	**4,600**	631,000,000	12,620
Converted from preference shares	**161,290,968**	**3,226**	—	—
Exercise of share options	**9,218,988**	**184**	10,000,000	200
At 31 December	**1,559,959,336**	**31,199**	1,159,449,380	23,189
Total		**40,879**		194,160

20. ISSUED CAPITAL *(Cont'd)*

(a) By an ordinary resolution passed at a special general meeting on 1 March 2000, the authorised ordinary share capital of the Company was increased to HK$60,000,000 by the creation of 1,500,000,000 additional ordinary shares of HK$0.02 each.

(b) In January 2000, options were exercised to subscribe for 9,168,988 ordinary shares of HK$0.02 each in the Company at a consideration of HK$3,850,975.

In February 2000, an aggregate of 72,042,000 preference shares were converted into 72,042,000 ordinary shares of HK$0.02 each at a premium of HK$0.05 per share.

In February 2000, the Company placed and issued 30,000,000 new ordinary shares of HK$0.02 each at a price of HK$0.90 per share. The net proceeds of approximately HK$27,000,000 are being used for providing additional working capital of the Group.

In February 2000, the Company placed and issued 200,000,000 new ordinary shares of HK$0.02 each at a price of HK$3.60 per share. The net proceeds of approximately HK$705,000,000 are being used for financing expansion of operations and providing additional working capital of the Group.

In March 2000, an aggregate of 89,248,968 preference shares were converted into 89,248,968 ordinary shares of HK$0.02 each at a premium of HK$0.05 per share.

In November 2000, options were exercised to subscribe for 50,000 ordinary shares of HK$0.02 each in the Company at a consideration of HK$24,500.

All the new ordinary shares issued during the year ranked pari passu in all respects with the existing ordinary shares of the Company.

At the balance sheet date, the Group had cash and bank deposits of HK$412,988,000, which represented mainly the unutilised proceeds generated from the above capital raising exercise. These funds will be used for financing the Group's expansion in the coming years.

(c) The holders of the preference shares are entitled to convert all or any of the preference shares into fully paid ordinary shares on the basis of one ordinary share of HK$0.02 each for every HK$1 in nominal value of preference shares so converted, in accordance with and subject to provisions of the Company's Bye-laws and the conditions in respect of the date of conversion as set out at the back of preference share certificate. In each year the preference shares may be converted on any of the following dates:

(i) the date falling 30 days after the date on which of the audited financial statements of the Company for the last preceding accounting period are despatched to the holders of the preference shares; or

(ii) the date falling 30 days after the date on which the interim results of the Company in respect of any current accounting period shall be announced; or

(iii) such other dates as may be notified in writing by the directors to the holders of the preference shares not less than 30 days before such date.

20. ISSUED CAPITAL (Cont'd)

In addition, as resolved by the directors on 16 December 1998, the preference shares may be converted every second Wednesday and every last Wednesday of each month provided always that if such date is not a business day then the next business day.

The Company may in accordance with the Companies Act of Bermuda or subject to the provisions of the Company's Bye-laws determine to redeem the relevant shares on any conversion date for a sum equal to (i) the nominal capital paid up or credited as paid up thereon and (ii) a fixed premium equal to five percent of the amount of such nominal capital and (iii) outstanding dividends, out of funds of the Company which would otherwise be available for dividend or distribution to the holders of any class of share or out of the proceeds of a new issue of ordinary shares.

21. SHARE OPTIONS

In accordance with the Company's Employee Share Option Scheme ("the Scheme") which was adopted in a Special General Meeting held on 25 October 1999, the directors of the Company may grant options to eligible employees to subscribe for shares in the Company. Any options granted can be exercised within the period as set out in the rules and regulations for the Scheme. The subscription price is determined by the board of directors and shall not be less than the higher of 80% of the average of the closing market prices of the shares for the five trading days immediately preceding the date of grant or the nominal value of a share.

The summary of movements in share options granted during the year to certain directors and employees of the Group under the Scheme was as follows:

		Number of share options				
Date of grant	Exercise price *HK$*	At 1 January 2000	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31 December 2000
25 October 1999	0.42	51,630,223	—	9,168,988	350,000	42,111,235
16 November 1999	0.49	6,495,000	—	50,000	400,000	6,045,000
23 December 1999	0.60	4,100,000	—	—	150,000	3,950,000
3 January 2000	0.69	—	3,025,000	—	—	3,025,000
20 January 2000	0.62	—	800,000	—	800,000	—
24 January 2000	0.68	—	36,335,000	—	—	36,335,000
25 January 2000	0.68	—	2,500,000	—	—	2,500,000
3 March 2000	2.30	—	23,150,000	—	500,000	22,650,000
6 March 2000	2.40	—	50,000	—	50,000	—
28 April 2000	1.00	—	6,275,000	—	300,000	5,975,000
1 June 2000	1.02	—	250,000	—	—	250,000
9 August 2000	0.70	—	1,000,000	—	—	1,000,000
25 October 2000	0.35	—	10,372,274	—	—	10,372,274
		62,225,223	83,757,274	9,218,988	2,550,000	134,213,509

22. RESERVES

	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Other capital reserve HK$'000	Reserve on consolidation HK$'000	Accumulated losses HK$'000	Total HK$'000
Group							
At 1 January 1999	63,956	(35,133)	6	30,573	—	(175,174)	(115,772)
Shares issued at premium	166,858	—	—	—	—	—	166,858
Shares issue expenses	(3,407)	—	—	—	—	—	(3,407)
Release on associates written off	—	36,250	—	(31,660)	—	—	4,590
Goodwill on acquisition of a subsidiary	—	—	—	—	(62,761)	—	(62,761)
Net loss attributable to shareholders	—	—	—	—	—	(78,408)	(78,408)
At 31 December 1999	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
Shares issued at premium	912,221	—	—	—	—	—	912,221
Shares issue expenses	(16,894)	—	—	—	—	—	(16,894)
Release on disposal of subsidiaries	—	(1,117)	—	1,087	560	—	530
Exchange difference on translation of foreign subsidiaries	—	(388)	—	—	—	—	(388)
Goodwill on acquisition of further interests in a subsidiary	—	—	—	—	(12)	—	(12)
Goodwill on consolidation	—	—	—	—	(7,122)	—	(7,122)
Net profit attributable to shareholders	—	—	—	—	—	1,302	1,302
At 31 December 2000	**1,122,734**	**(388)**	**6**	**—**	**(69,335)**	**(252,280)**	**800,737**
Company							
At 1 January 1999	63,956	—	6	—	—	(181,506)	(117,544)
Shares issued at premium	166,858	—	—	—	—	—	166,858
Shares issue expenses	(3,407)	—	—	—	—	—	(3,407)
Net loss attributable to shareholders	—	—	—	—	—	(70,989)	(70,989)
At 31 December 1999	227,407	—	6	—	—	(252,495)	(25,082)
Shares issued at premium	912,221	—	—	—	—	—	912,221
Shares issue expenses	(16,894)	—	—	—	—	—	(16,894)
Net profit attributable to shareholders	—	—	—	—	—	31,713	31,713
At 31 December 2000	**1,122,734**	**—**	**6**	**—**	**—**	**(220,782)**	**901,958**

There were no reserves available to distribution as at 31 December 2000 (1999: Nil).

23. RECONCILIATION OF PROFIT/(LOSS) BEFORE TAXATION TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2000 *HK$'000*	1999 *HK$'000*
Profit/(Loss) before taxation	**3,995**	(75,170)
Interest income	**(28,795)**	(995)
Income from unlisted investments	**(66)**	(498)
Interest on obligations under finance leases	**140**	—
Depreciation	**10,508**	3,506
Loss on disposal of property, plant and equipment	**152**	319
Share of results of associates	**1,110**	—
Amortisation of long-term investments	**1,000**	3,511
Bad debts written off	**42**	3,000
Provision for bad debts	**1,100**	—
(Gain)/Loss on disposal of subsidiaries	**(23,521)**	33,673
Loss on disposal of a jointly controlled entity	**—**	11,284
Gain on disposal of investment securities	**(76,051)**	—
Loss on associates written off	**—**	4,590
Provision for diminution in value of long-term investments	**8,904**	15,432
Amount due from a jointly controlled entity waived	**—**	1,200
Amortisation of intangible assets	**1,163**	—
Changes in working capital:		
Properties held for sale	**(3,734)**	—
Inventories	**(2,399)**	479
Trade and other receivables	**(70,275)**	(7,071)
Trade and other payables	**90,114**	(1,153)
Net cash outflow from operating activities	**(86,613)**	(7,893)

24. MAJOR NON-CASH TRANSACTIONS

(a) During the year, the Group purchased certain investment securities for an aggregate consideration equivalent to HK$19,724,000, in cash, from an independent third party. The investment securities were subsequently disposed of at a consideration equivalent to HK$95,775,000 which was settled by issue of shares by an independent third party.

(b) Consideration for the disposal of subsidiaries that occurred during the year comprises of investment securities of HK$30,000,000. Further details of the disposal are set out in note 26.

(c) The Group entered into finance lease arrangements in respect of office equipment with a total capital value at the inception of the arrangements of HK$794,000.

25. PURCHASE OF A SUBSIDIARY

	2000 *HK$'000*	1999 *HK$'000*
Net liabilities acquired:		
Property, plant and equipment	**303**	1,539
Trade and other receivables	**808**	435
Cash and cash equivalents	**2,219**	739
Trade and other payables	**(5,203)**	(6,821)
	(1,873)	(4,108)
Goodwill	**7,122**	62,761
	5,249	58,653
Satisfied by:		
Cash	**5,000**	—
Shares allotted	**—**	55,200
Direct costs incurred	**249**	3,453
	5,249	58,653

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of a subsidiary:

	2000 *HK$'000*	1999 *HK$'000*
Cash consideration	**5,000**	—
Cash and cash equivalents acquired	**(2,219)**	(739)
Cash payment for direct costs	**249**	3,453
Net outflow of cash and cash equivalents in respect of the purchase of a subsidiary	**3,030**	2,714

26. DISPOSAL OF SUBSIDIARIES

	2000 *HK$'000*	1999 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	10,219	—
Long-term investments	5,757	—
Inventories	2,016	—
Trade and other receivables	10,733	—
Cash and cash equivalents	5,068	—
Trade and other payables	(12,952)	—
Taxation	(616)	—
Minority interests	(14,276)	—
Exchange reserve	(1,117)	—
Other capital reserve	1,087	—
Reserve on consideration	560	—
Unamortised goodwill written off	—	33,673
	6,479	33,673
Gain/(Loss) on disposal of subsidiaries	23,521	(33,673)
	30,000	—

Analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	2000 *HK$'000*	1999 *HK$'000*
Cash consideration	—	—
Cash and cash equivalents disposed	5,068	—
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	5,068	—

27. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium *HK$'000*	Obligations under finance leases *HK$'000*	Minority interests *HK$'000*
At 1 January 1999	74,325	—	10,739
Cash inflow from financing	121,071	—	3
Shares issued for non-cash consideration	55,200	—	—
Share of profit for the year	—	—	2,499
Dividend paid to minority shareholders	—	—	(800)
At 31 December 1999	250,596	—	12,441
Cash inflow/(outflow) from financing	742,046	(212)	—
Inception of finance leases arrangements	—	794	—
Share of profit for the year	—	—	1,954
Disposal of subsidiaries	—	—	(14,276)
Conversion of preference shares	161,291	—	—
At 31 December 2000	**1,153,933**	**582**	**119**

28. COMMITMENTS

Commitments under operating leases

At the balance sheet date, the portion of outstanding commitments in respect of land and buildings not provided for under non-cancellable operating leases which are payable in the following year is as follow:

	Group		Company	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Operating leases which expire:				
Within one year	**2,939**	1,786	**914**	893
In the second to fifth years inclusive	**2,984**	1,350	**370**	675
	5,923	3,136	**1,284**	1,568

28. COMMITMENTS (Cont'd)

Capital expenditure commitments

At the balance sheet date, the Group had the following capital expenditure commitments:

	Group	
	2000	1999
	HK$'000	*HK$'000*
Authorised but not contracted for	**6,235**	19,858
Contracted but not provided for	**—**	9,818

29. DEFERRED TAXATION

At the balance sheet date, the major components of the deferred taxation liabilities/(assets) unprovided are as follows:

	Group	
	2000	1999
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	**2,187**	357
Tax losses carried forward	**(28,421)**	(10,469)
	(26,234)	(10,112)

A potential deferred tax asset has not been recognised in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

30. RELATED PARTY TRANSACTION

During the year, the Group entered into an agreement with Mandarin Communications Limited ("Mandarin"), a subsidiary of SUNDAY Communications Limited ("SUNDAY"). In accordance with the agreement, Mandarin referred its customers of international telecommunication service to ZONE Limited, a subsidiary of the Company, to make international calls. The referral fee for acquisition of these customers amounted to HK$7,574,000 and was recognised as an intangible asset.

Mr. Richard John Siemens, the Chairman and Executive Director of the Company, is also an Executive Director of SUNDAY.

31. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

Summary of Results, Assets and Liabilities of the Group

	Results of the Group for the year ended 31 December				
	2000	1999	1998	1997	1996
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
Continuing operations	**76,652**	44,210	54,334	48,557	84,678
Discontinued operations	**23,473**	1,035	—	28,160	79,915
	100,125	45,245	54,334	76,717	164,593
Profit/(Loss) from operations	**5,105**	(75,170)	(55,323)	(56,790)	(8,025)
Share of results of associates	**(1,110)**	—	—	(21,478)	—
Profit/(Loss) before taxation	**3,995**	(75,170)	(55,323)	(78,268)	(8,025)
Taxation	**(739)**	(739)	(1,763)	(1,366)	7
Profit/(Loss) from ordinary activities after taxation	**3,256**	(75,909)	(57,086)	(79,634)	(8,018)
Minority interests	**(1,954)**	(2,499)	(6,469)	(6,154)	(920)
Net profit/(loss) attributable to shareholders	**1,302**	(78,408)	(63,555)	(85,788)	(8,938)
Earnings/(Loss) per share					
Basic	**0.09 cent**	(11.5 cents)	(14.3 cents)	(24.4 cents)	(2.8 cents)
Diluted	**0.08 cent**	N/A	N/A	N/A	N/A

Summary of Results, Assets and Liabilities of the Group *(Cont'd)*

	Assets and liabilities of the Group as at 31 December				
	2000	1999	1998	1997	1996
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**448,483**	16,295	70,179	114,797	177,527
Current assets	**491,491**	115,752	15,406	108,802	79,119
Total assets	**939,974**	132,047	85,585	223,599	256,646
Less:					
Non-current liabilities	**—**	—	—	5,237	37,342
Current liabilities	**98,239**	14,346	9,278	86,625	15,917
Total liabilities	**98,239**	14,346	9,278	91,862	53,259
	841,735	117,701	76,307	131,737	203,387
Less:					
Minority interests	**119**	12,441	10,739	10,670	8,916
Net assets	**841,616**	105,260	65,568	121,067	194,471

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong, on Wednesday, 25 April, 2001 at 2:30 p.m. for the following purposes:—

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2000 and the report of directors and of the auditors thereon;

2. To re-elect retiring directors and to fix their remuneration;

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

As Special Business

4. To consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:—

   "**THAT**:—

   (i) subject to paragraph (iii) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (ii) the approval in paragraph (i) of this Resolution shall authorise the directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined); or (b) any scrip dividend or similar arrangement providing for the allotment of shares pursuant to the Bye-laws of the Company from time to time; or (c) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company; or (d) the exercise of redemption or conversion rights attaching to the non-cumulative convertible redeemable preference shares of HK$1.00 each in the capital of the Company; or (e) the exercise of subscription rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company shall not exceed the aggregate of 20% of the nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(iv) for the purpose of this Resolution:—

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company made to the holders of shares of the Company or any class thereof whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:—

"**THAT**:—

(i) subject to paragraph (ii) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase issued shares of HK$0.02 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and recognised for this purpose by the Securities and Futures Commission or the Stock Exchange subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) and, if applicable, of any other stock exchange, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10% of the aggregate nominal amount of share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(iii) for the purpose of this Resolution:—

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:—

"**THAT** conditional upon Resolution 5 above being passed, the aggregate nominal amount of the number of the shares in the capital of the Company which are purchased by the Company under the authority granted pursuant to the said Resolution 5 above shall be added to the aggregate nominal amount of share capital of the Company that may be allotted, issued, or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the directors of the Company pursuant to Resolution 4 above."

7. To transact any other business.

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 8 March 2001

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy to attend and vote in his/her stead. A member may appoint a proxy in respect of only part of his/her holding of shares in the Company. A proxy need not be a member of the Company.

2. To be valid, the instrument appointing a proxy, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof. No instrument appointing a proxy shall be valid after expiration of twelve months from the date named in it as the date of its execution.

3. Completion and delivery of an instrument appointing a proxy will not preclude a member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. An explanatory statement containing further details regarding resolution 5 above will be sent to shareholders and other persons who are entitled thereto.

5. The Register of Members of the Company will be closed from 19 April 2001 to 25 April 2001, both days inclusive, during which period no transfer of shares will be effected.

   In order to determine entitlement to attend and vote at the forthcoming annual general meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Centre, Hong Kong for registration by not later than 4:00 p.m. on 18 April 2001.

e-KONG

Convergence through Services

二零零零年年報

目 錄

公司資料

董事會

執行董事

Richard John Siemens先生 *(主席)*
王順吉先生
Derrick Francis Bulawa先生
林祥貴先生

非執行董事

Mokhzani Bin Mahathir先生
方昭泉先生

獨立非執行董事

顏楚文先生
馮志光先生

審核委員會

顏楚文先生
馮志光先生

公司秘書

王培芬女士

註冊辦事處

Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要辦事處

香港
北角
渣華道191號
嘉華國際中心
2101-3室

律師

王培芬律師事務所
Conyers, Dill & Pearman

核數師

摩斯倫會計師事務所

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處

秘書商業服務有限公司
香港
干諾道中111號
永安中心
5樓

主要往來銀行

中國銀行，香港分行
香港上海滙豐銀行有限公司

網站

http://www.e-kong.com

主席報告

e-Kong Group Limited（「本公司」，與其附屬公司統稱「本集團」）在一九九九年十二月採取革新之策略方針向前邁進，祈以嶄新滙聚服務的手法，使本集團踏上快速及大幅增長之發展軌道。

本集團於二零零零年成功在三個發展潛力龐大之行業另闢蹊徑。以選擇電訊、保險及MICE（商務聚會、獎勵旅遊、會議及展覽活動）市場為涉足之行業，乃因為該等行業具有多層結構、競爭激烈，而且可開採現有豐厚收入來源。

為了將全新之營運方針變成可產生盈利之實際業務，本集團已為三間附屬公司建立優秀之管理及營運隊伍，以及開發與採用核心技術。隨著ZONE、*speedinsure*及EventClicks分別於五月、十一月及年底推出市場，成功推展嶄新之滙聚服務。

二零零零年之營業額超逾1億港元，較去年激增121%，其中增幅大部份來自下半年度，主要來自剛投入營運之三項嶄新服務式業務之貢獻。三項業務甫一開始即取得理想成績，日後收入增長無疑將會更為驕人。

年內錄得溢利1,300,000港元，為本集團自一九九四年以來首次獲利。本集團於年底並無負債，持有現金及投資共715,000,000港元，較上年度飆升581%。

年內本集團亦選擇性地向具策略價值及長期回報之公司作出投資。

本集團之前景極佳。由於本集團之經營模式能大大提高服務效率，故正當本集團目標行業之服務供應商繼續面對邊際利潤下降及成本上升壓力之際，本集團處於有利位置開拓業務。本集團之營業模式獨特，預期於可見將來亦維持本身之特點。本集團亦把握現時之有利時機，將ZONE之業務打進美國市場。

來年，本集團計劃集中發展服務式業務，包括ZONE、*speedinsure*及EventClicks。本集團將繼續進行有助發展服務式業務之投資及收購，惟於創投資本及其他長期策略投資之比重將減輕。

本人就全體員工均竭盡所能，締造佳績，對本集團作出之重大貢獻，謹此衷心致謝。

主席
Richard John Siemens

香港，二零零一年三月八日

管理層討論及分析

財務業績

截至二零零零年十二月三十一日止年度錄得股東應佔溢利1,300,000港元，與去年比較，一九九九年度虧損為78,400,000港元。本集團自一九九四年以來首次轉虧為盈，每股盈利大幅改善，由一九九九年每股虧損為11.50港仙增至二零零零年度每股盈利0.09港仙。

截至二零零零年十二月三十一日止年度，本集團之營業額較一九九九年度增加121%至超過100,000,000港元。下半年度之營業額顯著上升，主要由於在五月、八月及十月分別在香港、新加坡及美國推出ZONE業務。

其他收入由一九九九年之1,500,000港元增至二零零零年之28,900,000港元，有關變更主要來自利息收入的增長。其他淨收益方面亦轉虧為盈，相對一九九九年度虧損達45,000,000港元，二零零零年度則錄得溢利99,900,000港元，有關增長來自出售附屬公司及e-KONG投資業務獲得之收益。

於二零零零年十二月三十一日，本集團資產淨值為842,000,000港元，較一九九九年之105,000,000港元上升702%。年結時之現金及投資總額達715,000,000港元，較去年增加581%。

本集團現時擁有良好財政基礎，而基於本集團之新業務在二零零一年首次全年營運，因此預期未來一年再有快速增長。

股息

本公司董事會不建議就截至二零零零年十二月三十一日止年度派發任何股息(一九九九年：無)。

流動資金及財務資源

於二零零零年二月，本公司以每股3.60港元之價格配售及發行200,000,000股每股面值0.02港元之新普通股。所得款項淨額約705,000,000港元現正用於拓展業務及作為本集團之額外營運資金。

於年結時，本集團現金及現金等值項目合共413,000,000港元，並無負債。本集團成功保持良好之資產負債狀況，錄得總資產淨值為842,000,000港元(一九九九年：105,000,000港元)。

僱員薪酬政策

於二零零零年十二月三十一日，本集團聘用225名僱員，一九九九年度僱員數目則為320名。本集團之薪酬政策與現行市場慣例相若，並根據個別僱員之表現及經驗釐定。

本公司根據一九九九年十月二十五日通過之購股權計劃，已向若干本公司董事及本集團僱員授出購股權，並按照既定程式及條款釐定認購價及行使期限。

業務回顧

於二零零零年一月二十四日，Richard John Siemens先生獲委任為本公司主席。同年二月，本集團進行股份配售，成功籌集約705,000,000港元。

憑藉優秀之管理層及龐大資金，本集團已成功由製造業公司轉型為以服務為主之企業。本集團針對個別行業訂立全新及獨特之營運發展模式，以運用科技(包括互聯網)的嶄新途徑為客戶提供服務。本集團另行開創一套商業概念，為服務供應商夥伴提供銷售、服務、履行交收、發單及結算的功能，同時亦為客戶提供更多的選擇及方便，享受前所未有之消費者體驗。

本集團之獨特營運發展模式相當成功，服務成本較傳統方式大幅減少，為客戶及服務供應商創造極大價值。本集團首先在全球競爭最激烈之IDD市場之一－香港推出電訊服務式業務ZONE1511，證實可在毋須不斷提高營運及投資成本之情況下，擴展該服務式業務之營運規模。

自二零零零年十二月一日起，本公司(聯交所股份代號0524)被納入為恒生100成份股指數(「恒生100」)，而恒生100可反映香港聯合交易所有限公司市值最高及成交量最大之100種股份表現。本公司亦被列為恒生資訊科技指數系列 — 恒生資訊科技指數(HSITI)及恒生資訊科技組合指數(HSITP)之成份股。

本集團截至**二零零零年十二月三十一日**所建立或投資之業務如下：

附屬公司

ZONE Group Inc.

ZONE利用服務入門網站，提供整合多個電訊服務供應商之國際直撥(IDD)及直接長途(DLD)電訊服務。ZONE1511於二零零零年五月在香港推出，迅速吸納超過125,000名客戶。

在新加坡最近開放當地電訊行業之際，ZONE於二零零零年八月在當地推出服務，掌握難得之機會成為該市場少數新參與者之一。截至二零零零年十二月已有超過12,000名客戶使用該項服務。

本集團透過於二零零零年十月策略性收購Furst Group，使ZONE獲得優良之管理隊伍、完善設備、經營執照及現有客戶，可在全球最大IDD及DLD市場之美國推出服務。

ZONE Group Inc. 利用創新科技建立及營運ZONE業務，於二零零零年十一月獲得「Intelligent 20 Award」獎項。

管理層討論及分析(續)

speedinsure Global Limited

*speedinsure*是全球首創之服務，用戶可以獲得不同保險服務供應商之即時報價以進行比較，並可即時申請最有利之保險及受到即時保障。該公司獨特設有中央承保中心(Centralised Insurance Underwriting Centre (CIUC))，為業界提供全面之服務。

*speedinsure*於二零零零年五月在香港試業，首先推出定期人壽及旅遊保險兩項產品。其後於二零零零年十月全面推出九項產品，包括汽車、家庭傭工、個人意外、火災、家居、商舖、辦公室、旅遊及人壽保險。

該公司與12家保險服務供應商成功建立合作關係，透過*speedinsure*之服務入門網站即時提供服務，更與其他多家保險服務供應商合作提供傳統之非網上保險服務。該服務於二零零零年十一月正式開始，現時已吸納超過20,000名用戶。

*speedinsure*於二零零零年十一月於新加坡獲得新加坡金融管理局發出人壽及非人壽保險經紀牌照。

EventClicks Global Limited

EventClicks專為有意在亞太區舉辦商務聚會、獎勵旅遊、會議及展覽活動(MICE)之國際企業活動策劃者提供全球最完善之服務。EventClicks於二零零零年底推出服務，總部設於香港，現時業務已遍及香港、新加坡、悉尼及墨爾本，並於三藩市及北京設有代表辦事處。

NETdefence Company Limited

本集團於二零零零年二月收購以香港為業務基地之網上保安專才寶亞科技有限公司之大部份權益。該公司於二零零零年五月易名為NETdefence Company Limited，以確切反映以網上保安解決方案為主之業務方針。

NETdefence專門提供保安顧問及具體執行服務，協助企業客戶設計、實施及管理保安解決方案，其客戶包括政府部門及大型跨國公司。

投資及聯營公司

在本年度，本集團細心挑選多家公司進行投資，而該等公司具備技術或商業優勢，對本集團有長期或策略價值。本集團主要投資之重大發展如下：

Space Media Holdings Limited

二零零零年二月，本集團收購亞太區主要獨立互聯網廣告網絡公司Space Media Holdings Limited 20%股權，其後於二零零零年八月以12,290,000美元之總代價將有關股權出售予於NASDAQ上市之Engage Inc.，有關代價以Engage Inc.之股份支付。

Sportingbet.com (UK) plc

本集團於二零零零年四月完成收購Sportingbet.com (UK) plc 2%股權。該公司乃首家透過互聯網提供全球各大體育運動免稅博彩服務之英國公司。Sportingbet.com的股份較早前在OFEX交易，其後於二零零一年一月三十日成功在倫敦交易所Alternative Investment Market（「AIM」）上市，集資約18,000,000英鎊。

SUMmedia Inc.

本集團向SUMmedia Inc. (NASDAQ OTC Bulletin Board：ISUM.OB)投資5,000,000美元。該公司成功開發多個獨特之互聯網流動及無線市場推廣解決方案，為黃頁分類廣告套裝提供更具價值之附加服務。SUMmedia之目標客戶及／或夥伴為法國、韓國、香港、美國、德國及意大利等地之各行業翹楚。

Yes Television plc

於二零零零年二月，本集團向英國寬頻內容技術及廣播先驅Yes Television plc投資4,000,000英鎊。該公司之香港附屬公司即將在二零零一年為香港市場推出綜合電視服務，包括自選電視、廣播頻道、增值電視及電子商貿服務。

前景

本集團之前景極佳。本集團為建立其核心服務式業務，已制定有效及適於擴展之業務模式，並且已解決技術、執行及推廣應用之難題，現時具備條件在來年大舉發展。

本集團之獨特營運發展模式，現時並未有競爭對手，亦預計短期內不會出現。由於需要投入大量資金，加上投資者對新科技敬謝不敏，故此以現今之營商環境，相信短期內亦不大可能面對直接挑戰。

本集團以切合上述業務模式之行業為服務對象，即競爭日益激烈而價格受壓導致盈利下降之行業。本集團亦掌握時機，利用ZONE服務式業務開拓美國市場。本集團有信心可以在全球最大電訊市場之美國迅速獲得重大發展。

本集團在來年計劃集中資源發展本身之ZONE、*speedinsure*及EventClicks之服務式業務。本集團仍會繼續進行有助發展服務式業務的投資及收購。在具備所需技術及其他主要設備下，預期會減少作創投資本投資及其他長期策略性投資業務。本集團會繼續監察及檢討旗下投資組合，以確保配合本集團整體業務發展策略。

行政總裁
Derrick Francis Bulawa

香港，二零零一年三月八日

董事會報告

董事會欣然提呈本公司及本集團截至二零零零年十二月三十一日止年度之董事會報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股，其主要附屬公司之主要業務載於財務報表附註12。

分類資料

截至二零零零年十二月三十一日止年度，本集團按其主要業務及業務地區劃分之營業額及對經營溢利／(虧損)之貢獻分析如下：

	營業額	**經營溢利／(虧損)之貢獻**
	千港元	*千港元*
按業務劃分：		
已終止業務：		
動畫銷售	23,473	5,383
e-KONG服務式業務：		
電訊服務	63,740	(76,281)
互聯網保安解決方案服務	8,292	195
保險及管理顧問服務	3,336	(6,386)
企業活動管理服務	1,284	(8,458)
	100,125	(85,547)
加：利息收入及投資收入		28,861
e-KONG投資業務所得收益		76,051
出售附屬公司之收益		23,521
減：其他經營開支		(38,891)
除稅前溢利		3,995

分類資料 *(續)*

	營業額 *千港元*	經營溢利／ (虧損)之貢獻 *千港元*
按地區劃分：		
香港	65,753	(62,527)
新加坡	1,850	(12,313)
美國	32,522	(10,707)
	100,125	(85,547)
加：利息收入及投資收入		28,861
e-KONG投資業務所得收益		76,051
出售附屬公司之收益		23,521
減：其他經營開支		(38,891)
除稅前溢利		3,995

業績及股息

本集團截至二零零零年十二月三十一日止年度之業績載於第18頁綜合收益表內。

本公司董事會不建議就截至二零零零年十二月三十一日止年度派發任何股息(一九九九年：無)。

集團財務概要

本集團過去五個財政年度之業績、資產及負債概要載於第51至52頁。

主要客戶及供應商

於回顧年度，本集團五大客戶之總營業額佔本集團本年度總營業額約8%，其中最大客戶佔約3%。

五大供應商之總採購額則佔本集團本年度總採購額約38%，其中最大供應商佔約20%。

年內，各董事、彼等之聯繫人士或就董事所知擁有本公司股本5%以上之股東，概無擁有五大客戶及供應商之任何權益。

董事會報告(續)

固定資產

本公司及本集團之固定資產之變動詳情載於財務報表附註11。

儲備

本公司及本集團之儲備變動詳情載於財務報表附註22。

董事

於年內及截至本報告日期止，本公司董事之芳名如下：

執行董事：

Richard John Siemens先生 *(主席)* (於二零零零年一月二十四日獲委任)
王順吉先生
Derrick Francis Bulawa先生
林祥貴先生

非執行董事：

Mokhzani Bin Mahathir先生
方昭泉先生

獨立非執行董事：

顏楚文先生
馮志光先生

遵照本公司之公司細則，方昭泉先生及顏楚文先生將於應屆股東週年大會上須輪值退任，而彼等均符合資格膺選連任。

董事之股份權益

於二零零零年十二月三十一日，根據上市公司董事進行證券交易的標準守則須知會本公司及香港聯合交易所有限公司(「聯交所」)，或根據證券(公開權益)條例(「公開權益條例」)第29條須存置之登記冊所記錄，各董事所擁有本公司及其聯營公司(定義見公開權益條例)之已發行股本之權益如下：

董事姓名	所持普通股數目 個人權益	其他權益	所持購股權數目	
Richard John Siemens先生	110,000,000	—	28,700,000	*(附註1)*
王順吉先生	988	—	—	*(附註2)*
Derrick Francis Bulawa先生	—	—	38,518,509	*(附註3)*
林祥貴先生	—	—	10,300,000	*(附註4)*

附註：

1. 28,700,000份購股權乃於年內根據本公司僱員購股權計劃(「購股權計劃」)授出，可於二零零零年一月二十四日至二零零九年十月二十四日期間按行使價每股0.68港元行使。

2. 9,168,988份購股權已於年內按行使價每股0.42港元行使。

3. 38,518,509份購股權乃根據購股權計劃授出，其中(i)23,961,235份購股權可於二零零零年十月二十五日至二零零九年十月二十四日期間按行使價每股0.42港元行使；(ii)4,750,000份購股權可於二零零零年十一月十六日至二零零九年十月二十四日期間按行使價每股0.49港元行使；(iii)250,000份購股權可於二零零零年十二月二十三日至二零零九年十月二十四日期間按行使價每股0.60港元行使；(iv)年內授出之25,000份購股權可於二零零一年一月三日至二零零九年十月二十四日期間按行使價每股0.69港元行使；及(v)年內授出之9,532,274份購股權可於二零零零年十月二十五日至二零零九年十月二十四日期間按行使價每股0.35港元行使。

4. 10,300,000份購股權乃根據購股權計劃授出，其中(i)4,500,000份購股權可於二零零零年十月二十五日至二零零九年十月二十四日期間按行使價每股0.42港元行使；(ii)年內授出之1,500,000份購股權可於二零零零年二月二十一日至二零零九年十月二十四日期間按行使價每股0.68港元行使；(iii)年內授出之500,000份購股權可於二零零零年三月一日至二零零九年十月二十四日期間按行使價每股0.68港元行使；及(iv)年內授出之3,800,000份購股權可於二零零零年四月三日至二零零九年十月二十四日期間按行使價每股2.30港元行使。

除上文所披露者外，根據公開權益條例第29條，各董事、主要行政人員及／或彼等之聯繫人士於二零零零年十二月三十一日概無擁有本公司或其任何聯營公司(定義見公開權益條例)之任何證券權益。

董事會報告(續)

董事收購股份或債券之安排

根據一九九九年十月二十五日所舉行之股東特別大會上通過之購股權計劃，本公司董事可向合資格僱員(包括董事)授出可認購本公司股份之購股權，而所授之任何購股權均可於購股權計劃規則與規定所述之期間行使。

年內，董事獲授或行使之購股權詳情，與及於二零零零年十二月三十一日之未行使購股權數目載於上文。本公司購股權計劃詳情載於財務報表附註21。

除上述者外，本公司或其任何附屬公司於年內概無參與任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而各董事或主要行政人員或彼等之配偶或未滿18歲之子女於年內亦無擁有或行使任何認購本公司任何證券之權利。

董事之服務合約

各董事概無與本公司或其附屬公司訂立本集團於一年內毋須賠償(一般法定補償除外)而終止之服務合約。

董事之重大合約權益

於年結日或年內任何時間，本公司及各附屬公司概無訂立對本公司董事直接或間接擁有重大權益之重大合約。

主要股東

於二零零零年十二月三十一日，根據公開權益條例第16(1)條須存置之主要股東登記冊所記錄，本公司獲悉下列股東擁有本公司已發行股本10%或以上之權益：

名稱	所持普通股數目	佔已發行普通股股本總額百分比
Goldtron Limited	207,717,140	13.32%

除上文所披露者外，於二零零零年十二月三十一日，本公司並無獲悉任何人士持有本公司已發行股本10%或以上之任何其他權益。

股本

本公司於年內之股本變動詳情及發行股份目的載於財務報表附註20。

主要附屬公司詳情

本公司主要附屬公司詳情載於財務報表附註12。

流動資金

本集團於年內之營運資金由101,406,000港元增至393,252,000港元，主要由於年內發行及配售新普通股以致現金及銀行存款增加所致。於二零零零年十二月三十一日之現金及銀行存款為412,988,000港元。

銀行借貸、透支及其他貸款

本集團於二零零零年十二月三十一日並無任何銀行借貸、透支或其他貸款。本集團於年內亦無將利息資本化。

買賣或贖回本公司之上市證券

在本年度，本公司或各附屬公司均無買賣或贖回本公司任何上市證券。

退休福利計劃

截至二零零零年八月，本集團為本集團所有僱員設立定額供款退休金計劃(「退休金計劃」)。退休金計劃之資產乃由獨立管理之基金分開持有。

退休金計劃之資金為各僱員及本集團(僱主)之供款。各僱員及本集團分別向退休金計劃供款，而供款額則相等於按有關信託契據所規定之僱員薪金百分比。

截至二零零零年十二月三十一日止年度，根據退休金計劃，在抵銷年內沒收供款165,000港元後，撥入收益表之總額為272,000港元。二零零零年十二月三十一日，本集團並無任何已沒收供款可用作減低未來數年之退休金計劃供款。

於二零零零年十二月，本集團根據強制性公積金管理局之規則及規例參與強制性公積金計劃(「強積金計劃」)。

董事及高級管理人員詳情

本公司董事及高級管理人員之簡歷載於本年報第15至16頁之董事及高級管理人員簡歷。

酬金政策及僱員關係

於二零零零年十二月三十一日，本集團聘用約225名全職僱員。本集團與其僱員之關係良好，並無遇上任何勞資糾紛。本集團之僱員概無任何工會代表。

董事會報告*(續)*

遵守最佳應用守則

董事會認為，除各獨立非執行董事並無特定任期，惟須按本公司之公司細則於股東週年大會上輪值退任及膺選連任所規限外，本公司於整個年度一直遵守聯交所證券上市規則附錄14所載之最佳應用守則。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計原則及慣例，並就審核、內部監控及財務滙報事宜(包括審閱經審核財務報表)進行討論。

優先購買權

本公司之公司細則或百慕達法例並無關於優先購買權之規定，而百慕達法例亦無對此等權利有所限制。

核數師

建議續聘*特許會計師兼執業會計師*摩斯倫會計師事務所為核數師之決議案將於應屆股東週年大會上提呈。

承董事會命
主席
Richard John Siemens

香港，二零零一年三月八日

董事及高級管理人員簡歷

董事及高級管理人員簡歷如下：

董事

Richard John Siemens先生，56歲，主席，於二零零零年一月加入本集團。Siemens先生為SUNDAY Communications Limited創辦成員、聯席主席兼執行董事，亦為Distacom Communications Limited主席兼創辦成員，從事電訊業務達二十七年。Siemens先生於加拿大出生及長大，受特許會計師訓練，於一九七九年來港。一九八四年，Siemens先生與和記黃埔及摩托羅拉參與成立和記電訊有限公司。Siemens先生作為和記電訊有限公司集團董事總經理之同時，不但參與成立包括亞洲衛星、衛星電視及新城電台等其他著名公司，以及參與和記以Orange品牌經營之歐洲流動電訊業務及該公司在歐洲推行電訊服務之策略。

王順吉先生，52歲，於一九九四年七月獲委任為本公司執行董事。王先生於一九九四年七月至二零零零年一月曾任本集團主席。王先生在東南亞及中華人民共和國(「中國」)擁有豐富業務經營經驗。

Derrick Francis Bulawa先生，37歲，於一九九九年九月加入本集團出任行政總裁，並於一九九九年十月獲委任為執行董事。Bulawa先生負責發展及推行集團獨有的行業滙聚式服務，是集團在策略、遠識及使命上的推動者。Bulawa先生在集團與投資者關係方面亦有個人參與，確保集團能提供出色的網上消費經驗。加入本集團前，Bulawa先生曾為衛星電視的主要創辦成員之一，並曾任UNIFI Communications首席營運總監，及在GTE SpaceNet及Contel ASC的亞洲衛星、數據及電訊部門任職。Bulawa先生在美國與亞洲擁有逾十六年的互聯網及電訊經驗。彼持有美國DeVry科技學院電子工程技術科學士學位。

林祥貴先生，42歲，於一九九九年十月獲委任為執行董事兼企業發展副總裁。林先生負責執行集團之公司策略，並處理主要股東事項。林先生為本集團獨有業務計劃的創建核心成員之一，在Goldtron Holdings Limited重組為e-KONG的過程中貢獻良多。彼曾任職紐西蘭電訊公司(Telecom New Zealand)，並在紐西蘭、俄羅斯、馬來西亞及新加坡等多國的電訊及資訊科技業內，擁有逾十二年經驗。林先生持有紐西蘭奧克蘭大學工程學士及工程學位碩士。

Mokhzani Bin Mahathir先生，40歲，於一九九四年七月獲委任為本公司執行董事，並於一九九九年獲委任為本公司非執行董事。Mahathir先生為馬來西亞上市公司Tongkah Holdings Berhad之執行主席及新加坡上市公司Goldtron Limited之非執行主席。

方昭泉先生，56歲，於一九九四年七月獲委任為執行董事，於一九九九年為本公司非執行董事。方先生於多間跨國公司擁有超過20年製造業經驗。

董事及高級管理人員簡歷(續)

董事(續)

馮志光先生，51歲，於一九九四年起獲委任為本公司獨立非執行董事，為香港商人，擁有逾20年紡織業經驗。

顏楚文先生，34歲，於一九九七年起獲委任為本公司獨立非執行董事，為香港商人，在資訊科技及中國累積7年經驗。

高級管理人員

金文泰先生，26歲，於一九九九年九月加入本集團，為業務拓展副總裁。作為業務拓展副總裁，金先生負責制訂集團的業務及投資策略。彼曾在集團的重要交易上擔任主導性角色，其中包括本公司的業務、附屬公司和聯營投資等方面。彼在美國與亞洲的投資銀行、電訊及互聯網方面均擁有豐富經驗。前曾任職UNIFI Communications營運部副總裁，並曾在盈科集團及Continental Development Corporation擔任多個高層管理及收購合併顧問工作。金先生曾就讀於Wharton School、哈佛大學及牛津大學。

Robbin Wright Wells先生，44歲，於一九九九年十月加入本集團，為技術副總裁。Wells先生為集團在技術上的核心成員，負責集團在實現其發展上所需的策略性規劃和技術執行。Wells先生前為UNIFI Communications技術部主管，為UNIFI的環球網絡提供設計，並擴展至遍佈全球十五個國家的一千多個平台。彼亦曾於其中一家率先採用「物件取向技術」(Object Oriented Technology)推廣產品的公司Prime Computer擔任要職，以及在自動生產技術先鋒W.F. Wood任職。Wells先生擁有超過二十二年技術經驗，專注於在北美、歐洲及亞洲等地建立互聯網制式網絡。

梁傑薇女士，37歲，於二零零零年一月加入本集團，為市務副總裁。梁女士負責集團的整體公司形像、市務傳訊及推廣策略，包括監督附屬公司和聯營公司的市場推廣活動。彼擁有豐富的市場推廣經驗，尤其在業務的始初營運階段。在加入本集團前，梁女士為香港新電訊市務部高級經理，該公司已發展為本港最大規模的百份百光纖網絡供應商。彼亦曾在香港電訊，現稱電訊盈科擔任公共關係經理一職。梁女士畢業於英國伯明翰Aston大學，持有工商管理碩士學位。

鄭文科先生，35歲，於一九九九年十月加入本集團，為財務總監。鄭先生負責統領集團的整體財務管理及公司秘書職務，並負責處理上市事項及保持財政透明度。鄭先生在中國、台灣及香港財務與會計上擁有逾十年經驗。在加入本集團前，曾為Fax International HK Ltd.之財務董事。加入香港聯合交易所有限公司前，彼曾任職於畢馬威會計師事務所。鄭先生為英國特許公認會計師公會資深會員，及香港公司秘書公會會員。

核數師報告

摩斯倫會計師事務所

致e-Kong Group Limited全體股東
(於百慕達註冊成立之有限公司)

本核數師(以下簡稱「本所」)已完成審核刊於第18頁至50頁按照香港公認會計原則編製之財務報表。

董事及核數師之責任

貴公司之董事須編製真實與公平之財務報表。在編製該等財務報表時，董事必須貫徹採用合適之會計政策。

本所之責任是根據本所審核工作之結果，對該等財務報表作出獨立意見，並向各股東報告。

意見之基礎

本所是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式審核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計和判斷，所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，及有否貫徹運用並足夠披露該等會計政策。

本所在策劃和進行審核工作時，均以取得一切本所認為必需之資料及解釋為目標，使本所能獲得充分之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，本所亦已衡量該等財務報表所載之資料在整體上是否足夠。本所相信，本所之審計工作已為下列意見建立了合理之基礎。

意見

本所認為財務報表均真實與公平地反映　貴公司及　貴集團於二零零零年十二月三十一日之財政狀況及貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露規定適當地編製。

摩斯倫會計師事務所
特許會計師
執業會計師

香港，二零零一年三月八日

綜合收益表

截至二零零零年十二月三十一日止年度

	附註	二零零零年 千港元	一九九九年 千港元
營業額	3	100,125	45,245
銷售成本		(72,570)	(23,104)
毛利		27,555	22,141
其他收入	3	28,861	1,493
其他收益／(開支)淨額	4	99,908	(44,957)
分銷成本		(6,086)	(480)
業務宣傳及市場推廣開支		(43,623)	—
行政開支		(86,180)	(25,283)
其他經營開支		(6,286)	(12,652)
經營溢利／(虧損)		14,149	(59,738)
融資成本	6	(140)	—
長期投資減值撥備		(8,904)	(15,432)
應佔聯營公司業績		(1,110)	—
除稅前經常業務溢利／(虧損)	6	3,995	(75,170)
稅項	8	(739)	(739)
除稅後經常業務溢利／(虧損)		3,256	(75,909)
少數股東權益		(1,954)	(2,499)
股東應佔溢利／(虧損)淨額	9 & 22	1,302	(78,408)
每股盈利／(虧損)	10		
基本		0.09 仙	(11.50 仙)
攤薄		0.08 仙	不適用

綜合經確認盈虧表

截至二零零零年十二月三十一日止年度

	二零零零年 ***千港元***	一九九九年 *千港元*
兌換海外附屬公司之滙兌差額	**(388)**	—
出售附屬公司時解除之滙兌儲備	**(1,117)**	—
撇銷聯營公司時解除之滙兌儲備	**—**	36,250
出售附屬公司時解除之其他資本儲備及綜合帳目之儲備	**1,647**	—
撇銷聯營公司時解除之其他資本儲備	**—**	(31,660)
股東應佔溢利／(虧損)淨額	**1,302**	(78,408)
經確認盈利／(虧損)總額	**1,444**	(73,818)
直接在儲備撇銷之商譽	**(7,122)**	(62,761)
增購附屬公司權益時產生之商譽	**(12)**	—
	(5,690)	(136,579)

綜合資產負債表

於二零零零年十二月三十一日

	附註	二零零零年 千港元	一九九九年 千港元
資產			
非流動資產			
物業、機器及設備	11	**91,049**	10,469
無形資產	13	**42,366**	781
聯營公司權益	14	**12,687**	—
長期投資	15	**302,381**	5,045
		448,483	16,295
流動資產			
待售物業		**3,734**	—
存貨	16	**978**	595
貿易及其他應收款項	17	**73,791**	15,282
作抵押存款		**68,680**	—
現金及現金等值項目	18	**344,308**	99,875
		491,491	115,752
流動負債			
貿易及其他應付款項	19	**97,657**	14,257
財務租賃承擔		**582**	—
税項		**—**	89
		98,239	14,346
流動資產淨值		**393,252**	101,406
總資產減流動負債		**841,735**	117,701
少數股東權益		**119**	12,441
資產淨值		**841,616**	105,260
資本及儲備			
已發行股本	20	**40,879**	194,160
儲備	22	**800,737**	(88,900)
		841,616	105,260

經由董事會於二零零一年三月八日批准

董事
Richard John Siemens

董事
Derrick Francis Bulawa

資產負債表

於二零零零年十二月三十一日

	附註	二零零零年 千港元	一九九九年 千港元
資產			
非流動資產			
物業、機器及設備	11	**1,184**	389
附屬公司權益	12	**537,034**	78,117
聯營公司權益	14	**9,215**	—
長期投資	15	**—**	778
		547,433	79,284
流動資產			
貿易及其他應收款項	17	**14,350**	2,402
作抵押存款		**68,680**	—
現金及現金等值項目	18	**319,439**	94,016
		402,469	96,418
流動負債			
貿易及其他應付款項	19	**7,065**	6,624
流動資產淨值		**395,404**	89,794
資產淨值		**942,837**	169,078
資本及儲備			
已發行股本	20	**40,879**	194,160
儲備	22	**901,958**	(25,082)
		942,837	169,078

經由董事會於二零零一年三月八日批准

董事
Richard John Siemens

董事
Derrick Francis Bulawa

綜合現金流量表

截至二零零零年十二月三十一日止年度

	附註	二零零零年 千港元	一九九九年 千港元
經營業務之現金流出淨額	23	(86,613)	(7,893)
投資回報及融資成本			
已付予少數股東之股息		—	(800)
已收利息		28,795	995
非上市投資收入		66	498
財務租賃承擔之已付利息		(140)	—
投資回報及融資成本之現金流入淨額		28,721	693
稅項			
已繳香港利得稅		—	(369)
已繳海外稅項		(212)	(970)
已繳稅項		(212)	(1,339)
投資業務			
購買物業、機器及設備		(101,597)	(1,375)
購買無形資產		(42,748)	(781)
增加長期投資		(206,946)	(11,346)
出售物業、機器及設備之所得款項		1,235	—
收購附屬公司(已扣除所收購之現金及現金等值項目)	25	(3,030)	(2,714)
向聯營公司墊款		(12,463)	—
出售附屬公司	26	(5,068)	—
投資業務之現金流出淨額		(370,617)	(16,216)
融資前之現金流出淨額		(428,721)	(24,755)
融資	27		
發行普通股		742,046	121,071
少數股東提供之資金		—	3
償還財務租賃承擔		(212)	—
融資之現金流入淨額		741,834	121,074
現金及現金等值項目增加		313,113	96,319
於一月一日之現金及現金等值項目		99,875	3,556
於十二月三十一日之現金及現金等值項目		412,988	99,875
現金及現金等值項目之結餘分析			
作抵押存款		68,680	—
定期存款		317,762	91,726
銀行結存及現金		26,546	8,149
		412,988	99,875

財務報表附註

截至二零零零年十二月三十一日止年度

1. 一般資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司上市。

其主要業務為投資控股，其附屬公司之主要業務載於財務報表附註12。

2. 主要會計政策

本財務報表乃根據香港會計師公會所頒佈之標準會計準則及詮釋、香港一般採納之會計準則及香港公司條例之披露規定而編撰。本集團所採用之主要會計政策載於下文。

編撰基準

本財務報表乃按歷史成本而編撰。

綜合帳目之基準

綜合財務報表包括本公司及其附屬公司截至二零零零年十二月三十一日止年度之經審核財務報表。於本年內購入或出售之附屬公司業績均由該等公司之實際收購日起或截至實際出售日止計入綜合收益表內。集團內部之所有重要交易已於綜合財務報表內對銷。

商譽

商譽乃指收購代價超逾本集團所佔可分拆資產淨值之公平價值之差額，將於收購附屬公司或聯營公司時與儲備對銷或以直線法按估計可使用年期攤銷至收益表內。負商譽乃指於收購附屬公司或聯營公司當日本集團所佔可分拆資產淨值之公平價值超逾收購代價之差額，並將其撥入儲備。

出售附屬公司或聯營公司投資時，過去與儲備對銷或撥入儲備之相應商譽將撥入出售損益中計算。

附屬公司

附屬公司為一間由本公司直接或間接控制其逾半數投票權或已發行股本或控制其董事會組合或同等監管組織之公司。於公司之資產負債表內，附屬公司之投資乃按成本減任何永久減值準備（如需要）入帳。

財務報表附註 *(續)*

截至二零零零年十二月三十一日止年度

2. 主要會計政策 *(續)*

聯營公司

聯營公司並非本集團之附屬公司或合營企業，而本集團對其具有重大影響力之公司。

聯營公司之投資以權益會計法在綜合財務報表入帳，首先以原值入帳，其後將根據本集團分佔聯營公司資產淨值之收購後變動而作出調整。綜合收益表反映本年度本集團分佔聯營公司收購後業績。

本集團與聯營公司進行交易之未變現盈虧會撇銷，並以本集團於聯營公司之權益為限，惟未變現虧損證明所轉讓資產出現減值則除外。於上述情況下，未變現盈虧即時計入收益表。

物業、機器及設備

物業、機器及設備乃按成本減累積折舊列帳。

資產之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。資產投入營運後所產生之開支，如維修、保養及大修等費用，一般均於產生期間列作開支。倘能明確顯示該等支出可使該資產預期可取得之日後經濟利益有所增加，則該等支出將撥作資產之額外成本。

當資產之可收回款項降至低於其帳面值，則帳面值將減少以反映下降之價值。在釐定資產之可收回款項時，預計未來流動現金將折讓至現值。

資產出售或退廢時，其成本值及累計折舊會在帳項中扣除，而出售資產所得之任何盈虧亦皆計入收益表內。

物業、機器及設備乃按其估計可使用年期，並扣除自全面運作之日期起估計剩餘價值後，按下列折舊年率以直線法撇銷其成本值：

租賃物業裝修	剩餘租期
辦公室設備、傢俬及裝置	10% — 33%
機械及設備	10% — 33%
車輛	20%

2. 主要會計政策 *(續)*

無形資產

無形資產包括所收購之業務資產及業務合併時產生之商譽(收購附屬公司或聯營公司除外),並按估計可使用年期攤銷。業務資產主要包括業務計劃、業務合約、版權、其他知識產權及客戶名單。

長期投資

長期投資包括證券投資及已完成動畫之投資。

按特定目的持有之長期證券投資乃按成本入帳,並於每個報告日進行減損檢討,以反映任何預期之非短暫性減值。撥備之數額於出現減值時入帳為開支。

出售證券投資之損益乃按出售時之出售所得款項淨額與證券之帳面值之差額計算。

已完成動畫之投資按成本減董事認為適當之永久減值及攤銷(如適用)撥備。

已完成動畫之投資乃按五年作攤銷撥備。

待售物業

待售物業乃按成本或可變現淨值之較低者入帳。成本包括土地成本、建築費用及其他直接成本(包括發展物業之利息成本)。可變現淨值乃參照管理層對售價之估計,而售價乃按現時市值減所有估計落成物業成本及宣傳與銷售物業所產生之成本而釐定。

存貨

存貨按成本與可變現淨值兩者之較低值入帳。成本包括購買及(在適用情況下)加工成本及將存貨運至現時地點及達至現行狀況所需開支,乃根據先入先出法計算。可變現淨值乃日常業務中之估計售價減以達致完成之估計成本及銷售所需之估計成本。

財務報表附註(續)

截至二零零零年十二月三十一日止年度

2. 主要會計政策(續)

收入確認
收入乃於本集團可取得經濟利益及得以可靠地計算收入時確認。

銷售動畫之收入乃於影片交付客戶及所有權獲轉移後確認。

電訊服務之收入乃於向客戶提供服務時確認。

互聯網保安解決方案服務之收入包括互聯網保安解決方案服務收入及電腦軟硬件之銷售。互聯網保安解決方案服務收入乃於提供服務期間確認。銷售電腦軟硬件乃於貨物付運及所有權轉移時入帳。

保險及管理顧問收入乃於提供有關服務時確認入帳。

企業活動管理服務之收入乃於提供活動管理服務時確認入帳。

利息收入乃以本金結餘及適用之利率,按時間比例基準計算。

投資收入乃於本集團確定有權收取款項後確認。

財務租賃承擔
凡有關資產之大部份風險及擁有權之回報均已轉讓予本公司之租約,均列為財務租賃。根據財務租賃持有之資產於收購日期按公平值撥充資本。扣除利息支出後,承租人之相關負債在資產負債表列作財務租賃承擔。融資成本指租賃承擔總額與所收購資產公平值之差額,並會按有關租約之期限入帳列作支出,使每個會計年度之餘下承擔有大約一致之支出。

所有其他租約均列作經營租賃,而每年租金按租期以直線法入帳列作支出。

外幣折算
外幣交易均按有關交易日期之匯率兌換。以外幣為單位之貨幣資產及負債乃按結算日之概約滙率換算為港元,而滙兌差額計入收益表內。

於綜合帳目時,以港元以外之貨幣結算之海外附屬公司之財務報表乃按結算日之概約滙率換算。於綜合帳目時產生之一切滙兌差額均列入匯兌儲備中。

2. 主要會計政策 *(續)*

稅項

稅項乃根據本年度之業績計算，並就毋須課稅或不獲寬減之項目作出調整。在稅務上所確認之若干收支項目與其在財務報表上所確認之會計年度不同，因而產生時差。時差帶來之稅務影響以負債法計算，且僅會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延稅項。除非遞延稅項資產能毫無疑問得以變現，否則一概不予確認。

退休費用

供款乃於根據計劃規則須支付時入帳為支出。

經營租賃

凡資產擁有權之絕大部分利益及風險由租賃公司保留之租賃，均列為經營租賃。經營租賃之應付租金乃按直線法基準於租賃期內確認為支出。

現金等值項目

綜合現金流量表之現金等值項目指短期及流通性高之投資，而該等投資隨時可兌換成可知數額之現金及該等投資於購入時之到期時限不超過三個月，另扣除由借出日起計三個月內須償還之銀行貸款。

關連人士

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

財務報表附註（續）

截至二零零零年十二月三十一日止年度

3. 營業額及收入

按種類確認之營業額及收入分析如下：

	本集團 二零零零年 千港元	本集團 一九九九年 千港元
營業額		
動畫銷售收入	**23,473**	44,210
電訊服務收入	**63,740**	1,035
互聯網保安解決方案服務收入	**8,292**	—
保險及管理顧問服務收入	**3,336**	—
企業活動管理服務收入	**1,284**	—
	100,125	45,245
其他收入		
利息收入	**28,795**	995
非上市投資收入	**66**	498
	28,861	1,493
收入	**128,986**	46,738

4. 其他收益／（開支）淨額

	附註	本集團 二零零零年 千港元	本集團 一九九九年 千港元
e-KONG投資業務所得收益		**76,051**	—
出售已終止業務之收益	5	**23,210**	—
出售附屬公司之收益／（虧損）		**311**	(33,673)
出售共同控制企業之虧損		**—**	(11,284)
其他		**336**	—
		99,908	(44,957)

e-KONG投資業務所得收益包括出售證券投資之收益。

5. 已終止業務

於二零零零年六月，本集團向獨立第三者出售所擁有Goldmarket Assets Limited及其附屬公司，包括Colorland Animation Productions Limited（統稱「Goldmarket集團」）之全部權益。Goldmarket集團主要從事製作動畫。出售前之年度內，Goldmarket集團之營業額為23,473,000港元（一九九九年：44,210,000港元），而經營虧損則為4,049,000港元（一九九九年： 936,000港元）。出售Goldmarket集團之溢利23,210,000港元，即出售所得款項減資產淨值之帳面值與應佔商譽。出售之現金影響載於附註26。

6. 除稅前經常業務溢利／（虧損）

已扣除：

	本集團	
	二零零零年	一九九九年
	千港元	*千港元*
(a) 融資成本		
財務租賃承擔之融資費用	**140**	—
(b) 其他項目		
無形資產攤銷	**1,163**	—
長期投資攤銷	**1,000**	3,511
豁免共同控制企業之欠款	**—**	1,200
核數師酬金	**1,000**	557
壞帳撇銷	**42**	3,000
壞帳撥備	**1,100**	—
存貨成本	**14,234**	21,773
折舊	**10,508**	3,506
出售物業、機器及設備之虧損	**152**	319
物業之經營租賃費用	**2,685**	3,008
員工成本	**46,228**	27,271

7. 董事酬金

	本集團	
	二零零零年	一九九九年
	千港元	*千港元*
袍金	**—**	—
薪金、其他酬金及其他實物利益	**3,960**	2,350
	3,960	2,350

財務報表附註(續)

截至二零零零年十二月三十一日止年度

7. 董事酬金 *(續)*

年內並無向獨立非執行董事支付任何袍金或酬金(一九九九年：無)。

除上述酬金外，若干董事根據本公司僱員購股權計劃獲配授購股權。該等實物利益之詳情載於董事會報告中「董事之股份權益」一段內。

本公司所授出之購股權在缺乏現有市場之情況下，董事未能對授予有關董事之購股權價值作出準確評估。

屬於下列薪酬幅度之董事人數如下：

	董事人數	
港元	**二零零零年**	一九九九年
零	**6**	4
1 — 1,000,000	**—**	4
1,500,001 — 2,000,000	**1**	—
2,000,001 — 2,500,000	**1**	—
	8	8

於年內，概無董事訂立任何安排放棄或同意放棄任何酬金。

最高薪人員酬金

五位最高薪人員包括兩位董事(一九九九年：三位)，其酬金詳情已載於上文。其餘三位(一九九九年：兩位)人員之酬金總額如下：

	本集團	
	二零零零年	一九九九年
	千港元	*千港元*
薪金及其他酬金	**3,370**	2,840

	人員人數	
港元	**二零零零年**	一九九九年
零 — 1,000,000	**1**	—
1,000,001 — 1,500,000	**2**	1
1,500,001 — 2,000,000	**—**	1
	3	2

8. 稅項

由於本集團在本年度出現稅務虧損，因此財務報表並無就香港利得稅作出撥備。

海外稅項指按當時稅率計算而應繳之中華人民共和國所得稅。

稅項支出包括：

	本集團	
	二零零零年	一九九九年
	千港元	*千港元*
香港利得稅：		
本年度	**—**	41
以往年度超額撥備	**—**	(21)
海外稅項	**739**	719
	739	739

本年度尚未(抵免)／撥備之遞延稅項之主要部分如下：

	本集團	
	二零零零年	一九九九年
	千港元	*千港元*
免稅額超過折舊	**1,830**	187
所產生之稅項虧損：		
收購附屬公司	**(329)**	(2,579)
本年度	**(17,623)**	(395)
	(16,122)	(2,787)

9. 股東應佔溢利／(虧損)淨額

股東應佔溢利／(虧損)淨額包括已計入綜合收益表之本公司溢利31,713,000港元(一九九九年：虧損70,989,000港元)及由聯營公司保留之虧損1,110,000港元(一九九九年：無)。

財務報表附註(續)

截至二零零零年十二月三十一日止年度

10. 每股盈利／(虧損)

	二零零零年 千港元	一九九九年 千港元
股東應佔溢利／(虧損)淨額用作計算每股基本盈利／(虧損)及攤薄盈利	**1,302**	(78,408)

	二零零零年 股份數目	一九九九年 股份數目
普通股之加權平均數用作計算每股基本盈利／(虧損)	**1,503,101,780**	681,868,558
普通股潛在之攤薄影響：		
購股權	**44,453,645**	
可換股優先股	**37,269,053**	
普通股之加權平均數用作計算每股攤薄盈利	**1,584,824,478**	不適用

由於潛在普通股會減低每股虧損，並視為具反攤薄作用，故並無呈列一九九九年之每股攤薄虧損。

11. 物業、機器及設備

本集團	機械及設備 *千港元*	車輛 *千港元*	租賃物業裝修 *千港元*	辦公室設備、傢俬及裝置 *千港元*	總額 *千港元*
成本					
於二零零零年一月一日	3,589	487	593	16,523	21,192
收購附屬公司	—	—	63	705	768
添置	86,777	—	1,318	14,296	102,391
出售	(477)	—	(55)	(1,372)	(1,904)
出售附屬公司	(5,492)	(487)	(593)	(14,899)	(21,471)
於二零零零年十二月三十一日	**84,397**	**—**	**1,326**	**15,253**	**100,976**
折舊					
於二零零零年一月一日	1,740	316	374	8,293	10,723
收購附屬公司	—	—	3	462	465
本年度折舊	6,850	—	313	3,345	10,508
出售	(97)	—	(14)	(406)	(517)
出售附屬公司	(1,401)	(316)	(374)	(9,161)	(11,252)
於二零零零年十二月三十一日	**7,092**	**—**	**302**	**2,533**	**9,927**
帳面淨值					
於二零零零年十二月三十一日	**77,305**	**—**	**1,024**	**12,720**	**91,049**
於一九九九年十二月三十一日	1,849	171	219	8,230	10,469

財務報表附註(續)

截至二零零零年十二月三十一日止年度

11. 物業、機器及設備(續)

本公司	租賃物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	總額 千港元
成本			
於二零零零年一月一日	—	737	737
添置	11	1,117	1,128
出售	—	(229)	(229)
於二零零零年十二月三十一日	**11**	**1,625**	**1,636**
折舊			
於二零零零年一月一日	—	348	348
本年度折舊	4	296	300
出售	—	(196)	(196)
於二零零零年十二月三十一日	**4**	**448**	**452**
帳面淨值			
於二零零零年十二月三十一日	**7**	**1,177**	**1,184**
於一九九九年十二月三十一日	—	389	389

12. 附屬公司權益

	本公司	
	二零零零年 **千港元**	一九九九年 千港元
非上市股份,按成本	**—**	145,696
永久減值撥備	**—**	(136,464)
	—	9,232
應收附屬公司款項	**537,034**	68,885
	537,034	78,117

12. 附屬公司權益 *(續)*

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／經營地點	已發行及繳足普通股股本	本公司所持已發行股本百分比 直接	間接	主要業務
e-Kong Services Limited (前稱Chamford Limited)	英屬處女群島	1美元	100%	—	投資控股
ZONE Group Inc.	開曼群島	100美元	—	100%	投資控股
ZONE Global Limited (前稱TelaPortal Global Limited及Tech Leader Limited)	英屬處女群島	1美元	—	100%	投資控股
ZONE Limited (前稱TelaPortal Limited)	香港	2港元	—	100%	提供電訊服務
ZONE Telecom Pte Ltd (前稱TelaPortal Singapore Pte Ltd及Charlecote Enterprise Pte Ltd)	新加坡	100,000新加坡元	—	100%	提供電訊服務
ZONE USA, Inc.	美國	10美元	—	100%	提供電訊服務
ZONE Telecom, Inc.	美國	10美元	—	100%	投資控股
speedinsure Global Limited (前稱Cyber Master Limited)	英屬處女群島	10,000美元	—	70%	投資控股
speedinsure.com Limited (前稱insure-asia.com Limited)	香港	10,000港元	—	70%	提供銷售與履行交收服務

財務報表附註(續)

截至二零零零年十二月三十一日止年度

12. 附屬公司權益(續)

附屬公司名稱	註冊成立／經營地點	已發行及繳足普通股股本	本公司所持已發行股本百分比 直接	本公司所持已發行股本百分比 間接	主要業務
speedinsure Singapore Pte Ltd	新加坡	2新加坡元	—	70%	提供銷售與履行交收服務
EventClicks Global Limited (前稱EventClicks Limited)	英屬處女群島	1,000,000美元	—	100%	投資控股
EventClicks Limited (前稱Charm Linkage Limited)	香港	500,000港元	—	100%	提供企業活動管理服務
EventClicks (Aust) Pty Limited (前稱EventSource Asia Pty Limited)	澳洲	2澳元	—	100%	提供企業活動管理服務
EventClicks Singapore Pte Limited (前稱Bayridge Enterprises Pte Ltd)	新加坡	2新加坡元	—	100%	提供企業活動管理服務
magictel.com Limited	香港	1,000港元	—	100%	提供電訊服務
Bayrise Enterprise Pte Ltd.	新加坡	2新加坡元	—	100%	提供電訊服務
Cardzone Limited (前稱Wide East Limited)	香港	2港元	—	100%	提供電訊服務

12. 附屬公司權益 *(續)*

附屬公司名稱	註冊成立／經營地點	已發行及繳足普通股股本	本公司所持已發行股本百分比		主要業務
			直接	*間接*	
NETdefence Company Limited (前稱Polymedia Technology Company Limited)	香港	10,000港元	—	51%	提供互聯網保安解決方案
e-Kong Pillars Holdings Limited (前稱Cybernet Climber Limited)	英屬處女群島	1美元	100%	—	投資控股
e-Kong Pillars Limited (前稱Cyber Eagle Limited)	英屬處女群島	1美元	—	100%	投資控股
e-Kong Ventures Limited (前稱Enrich Investment Holdings Limited)	英屬處女群島	1美元	100%	—	投資控股

本公司董事認為，上述概要列出之本公司主要附屬公司，乃對本集團之業績有重大影響或構成本集團資產淨值之主要部分。董事認為，列出其他附屬公司之詳情會使本附註過於冗長，故未有列載有關資料。

財務報表附註（續）

截至二零零零年十二月三十一日止年度

13. 無形資產

	本集團	
	二零零零年 *千港元*	一九九九年 *千港元*
成本		
於一月一日	781	—
增加	42,748	781
於十二月三十一日	43,529	781
攤銷		
於一月一日	—	—
本年度攤銷	1,163	—
於十二月三十一日	1,163	—
帳面淨值		
於十二月三十一日	42,366	781

年內增加包括34,862,000港元來自合併業務時所產生之商譽（收購附屬公司或聯營公司除外）。

14. 聯營公司權益

	本集團		本公司	
	二零零零年 *千港元*	一九九九年 *千港元*	二零零零年 *千港元*	一九九九年 *千港元*
非上市股份，按成本	3	—	—	—
分佔資產淨值（商譽除外）	(1,260)	—	—	—
	(1,257)	—	—	—
應收聯營公司款項	13,944	—	9,215	—
	12,687	—	9,215	—

14. 聯營公司權益（續）

下表僅載列聯營公司資料，全部均為非上市公司，並主要影響本集團業績或資產。

聯營公司名稱	註冊成立／經營地點	已發行及繳足股本	所持股本之百份比 公司	所持股本之百份比 附屬公司	主要業務
CIB (Holdings) Limited	英屬處女群島	1,000美元	28%	40%	投資控股
Cyber Insurance Brokers Limited（前稱Expert Gain Limited）	香港	5,000,000港元	28%	100%	保險經紀
Cyber Insurance Brokers (S) Pte Ltd.	新加坡	400,000新加坡元	28%	100%	保險經紀

15. 長期投資

(a) 已完成動畫之投資

	本集團 二零零零年 千港元	本集團 一九九九年 千港元	本公司 二零零零年 千港元	本公司 一九九九年 千港元
成本				
於一月一日	**12,374**	17,523	—	—
增加	**2,490**	10,568	—	—
撇銷	—	(285)	—	—
減值撥備	—	(15,432)	—	—
出售附屬公司	**(14,864)**	—	—	—
於十二月三十一日	—	12,374	—	—
攤銷				
於一月一日	**8,107**	4,881	—	—
本年度攤銷	**1,000**	3,511	—	—
撇銷	—	(285)	—	—
出售附屬公司	**(9,107)**	—	—	—
於十二月三十一日	—	8,107	—	—
帳面淨值				
於十二月三十一日	—	4,267	—	—

財務報表附註(續)

截至二零零零年十二月三十一日止年度

15. 長期投資(續)

(b) 證券投資之投資

	本集團		本公司	
	二零零零年 千港元	一九九九年 千港元	二零零零年 千港元	一九九九年 千港元
成本減撥備：				
股本證券，非上市	**133,456**	778	—	778
股本證券，香港以外地區上市	**168,925**	—	—	—
	302,381	778	—	778
合計	**302,381**	5,045	—	778

本集團之上市證券投資於結算日之市值為169,642,000港元(一九九九年：無)。

16. 存貨

	本集團	
	二零零零年 千港元	一九九九年 千港元
成本值：		
原料	—	201
在製品	—	394
製成品	**978**	—
	978	595

17. 貿易及其他應收款項

	本集團		本公司	
	二零零零年 千港元	一九九九年 千港元	二零零零年 千港元	一九九九年 千港元
應收貿易款項				
來自第三者	**36,368**	6,888	—	—
其他應收款項				
按金、預付款項及其他應收款項	**37,423**	8,394	**14,350**	2,402
	73,791	15,282	**14,350**	2,402

所有貿易及其他應收款項預期於一年內收回。

貿易及其他應收款項所列之應收貿易款項(扣除壞帳撥備)，有關帳齡分析如下。

17. 貿易及其他應收款項 *(續)*

	本集團	
	二零零零年	一九九九年
	千港元	千港元
即期	**23,735**	—
逾期1至3個月	**10,736**	6,888
逾期超過3個月但少於12個月	**1,897**	—
	36,368	6,888

18. 現金及現金等值項目

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
銀行結存及現金	**26,546**	8,149	**6,677**	2,290
定期存款	**317,762**	91,726	**312,762**	91,726
	344,308	99,875	**319,439**	94,016

19. 貿易及其他應付款項

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
應付貿易款項				
付予第三者	**17,783**	2,342	**—**	—
其他應付款項				
應計費用及其他應付款項	**78,378**	11,896	**477**	1,135
應付附屬公司	**—**	—	**5,092**	5,470
應付聯營公司	**1,496**	—	**1,496**	—
應付予股東	**—**	19	**—**	19
	97,657	14,257	**7,065**	6,624

所有貿易及其他應付款項預期於一年內償還。

貿易及其他應付款項所列之應付貿易款項，有關帳齡分析如下。

	本集團	
	二零零零年	一九九九年
	千港元	千港元
即期	**7,244**	—
逾期1至3個月	**8,525**	2,342
逾期超過3個月但少於12個月	**2,014**	—
	17,783	2,342

20. 已發行股本

	二零零零年		一九九九年	
	股份數目	價值 千港元	股份數目	價值 千港元
法定股本				
每股面值1港元之優先股				
於一月一日及				
十二月三十一日	288,929,402	288,929	288,929,402	288,929
每股面值0.02港元之普通股				
於一月一日	1,500,000,000	30,000	750,000,000	15,000
增加普通股	1,500,000,000	30,000	750,000,000	15,000
於十二月三十一日	3,000,000,000	60,000	1,500,000,000	30,000
合計		348,929		318,929

	二零零零年		一九九九年	
	股份數目	價值 千港元	股份數目	價值 千港元
已發行及繳足股本				
每股面值1港元之優先股				
於一月一日	170,970,968	170,971	170,970,968	170,971
兌換成普通股	(161,290,968)	(161,291)	—	—
於十二月三十一日	9,680,000	9,680	170,970,968	170,971
每股面值0.02港元之普通股				
於一月一日	1,159,449,380	23,189	518,449,380	10,369
發行普通股	230,000,000	4,600	631,000,000	12,620
兌換自優先股	161,290,968	3,226	—	—
行使購股權	9,218,988	184	10,000,000	200
於十二月三十一日	1,559,959,336	31,199	1,159,449,380	23,189
合計		40,879		194,160

20. 已發行股本 *(續)*

(a) 於二零零零年三月一日舉行之股東特別大會通過一項普通決議案，增設1,500,000,000股每股面值0.02港元之普通股，將本公司之法定普通股股本增加至60,000,000港元。

(b) 於二零零零年一月，行使購股權認購本公司每股面值0.02港元之9,168,988股普通股，代價為3,850,975港元。

於二零零零年二月，按每股0.05港元之溢價將合共72,042,000股優先股兌換成72,042,000股每股面值0.02港元之普通股。

於二零零零年二月，本公司按每股0.90港元之價格配售及發行30,000,000股每股面值0.02港元之普通股。所得款項淨額約27,000,000港元將用作本集團之額外營運資金。

於二零零零年二月，本公司按每股3.60港元之價格配售及發行200,000,000股每股面值0.02港元之普通股。所得款項淨額約705,000,000港元正用於拓展業務及作為本集團之額外營運資金。

於二零零零年三月，按每股0.05港元之溢價將合共89,248,968股優先股兌換成89,248,968股每股面值0.02港元之股份。

於二零零零年十一月，行使購股權認購本公司50,000股每股面值0.02港元之普通股，代價為24,500港元。

年內已發行之所有新普通股在各方面均與本公司當時之現有普通股股份享有同等權利。

本集團之現金及銀行存款於結算日為412,988,000港元，主要為上述集資所取得之未動用款項。該等資金將於未來數年用作拓展本集團業務。

(c) 根據本公司之公司細則及兌換日期載於優先股股票背面之規定，優先股持有人可將全部或任何優先股兌換為繳足股款普通股，基準為優先股面值中每1港元可兌換一股每股面值0.02港元之普通股。優先股可於每年之下列任何日期兌換：

(i) 本公司向優先股持有人寄發上一個會計期間之經審核財務報表日期起計30天後之日期；或

(ii) 本公司公佈任何現行會計期間之中期業績日期起計30天後之日期；或

(iii) 董事會書面通知優先股持有人之其他日期，惟有關通知須於該日期前30天或之前發出。

財務報表附註(續)

截至二零零零年十二月三十一日止年度

20. 已發行股本(續)

此外，董事會於一九九八年十二月十六日議決，優先股可於每月第二個星期三及最後一個星期三兑換，惟倘有關日期並非營業日，則為下一個營業日。

本公司可根據百慕達公司法或本公司之公司細則之規定於任何兑換日期贖回有關股份，利用本公司原可用作派息或分派予任何類別股份持有人之資金或利用新發行普通股所得款項，以決定贖回數額相等於(i)優先股繳足股本面值或入帳列作繳足股本面值及(ii)相等於上述股本面值百分之五之固定溢價及(iii)未付股息，三者總和之優先股。

21. 購股權

根據本公司於一九九九年十月二十五日所舉行之股東特別大會上通過之僱員購股權計劃(「計劃」)，本公司董事會可向合資格僱員授出購股權以認購本公司股份。所授出之任何購股權均可於計劃規則及規例所訂期間行使。認購價由董事會釐定，惟不可低於股份在授出購股權日期前五個交易日之平均收市價之80%或股份面值兩者之較高者。

年內根據計劃向本集團若干董事及僱員授出之購股權變動概要如下：

		購股權數目				
授出日期	行使價 *港元*	於二零零零年 一月一日	年內授出	年內行使	年內失效	於二零零零年 十二月三十一日 尚未行使
一九九九年十月二十五日	0.42	51,630,223	—	9,168,988	350,000	42,111,235
一九九九年十一月十六日	0.49	6,495,000	—	50,000	400,000	6,045,000
一九九九年十二月二十三日	0.60	4,100,000	—	—	150,000	3,950,000
二零零零年一月三日	0.69	—	3,025,000	—	—	3,025,000
二零零零年一月二十日	0.62	—	800,000	—	800,000	—
二零零零年一月二十四日	0.68	—	36,335,000	—	—	36,335,000
二零零零年一月二十五日	0.68	—	2,500,000	—	—	2,500,000
二零零零年三月三日	2.30	—	23,150,000	—	500,000	22,650,000
二零零零年三月六日	2.40	—	50,000	—	50,000	—
二零零零年四月二十八日	1.00	—	6,275,000	—	300,000	5,975,000
二零零零年六月一日	1.02	—	250,000	—	—	250,000
二零零零年八月九日	0.70	—	1,000,000	—	—	1,000,000
二零零零年十月二十五日	0.35	—	10,372,274	—	—	10,372,274
		62,225,223	83,757,274	9,218,988	2,550,000	134,213,509

22. 儲備

	股份溢價 千港元	匯兌儲備 千港元	資本 贖回儲備 千港元	其他 資本儲備 千港元	綜合帳目 之儲備 千港元	累計虧損 千港元	總額 千港元
本集團							
於一九九九年一月一日	63,956	(35,133)	6	30,573	—	(175,174)	(115,772)
發行股份之溢價	166,858	—	—	—	—	—	166,858
發行股份之支出	(3,407)	—	—	—	—	—	(3,407)
撤銷聯營公司時解除	—	36,250	—	(31,660)	—	—	4,590
收購附屬公司之商譽	—	—	—	—	(62,761)	—	(62,761)
股東應佔虧損淨額	—	—	—	—	—	(78,408)	(78,408)
於一九九九年十二月三十一日	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
發行股份之溢價	912,221	—	—	—	—	—	912,221
發行股份之支出	(16,894)	—	—	—	—	—	(16,894)
出售附屬公司時解除	—	(1,117)	—	1,087	560	—	530
兌換海外附屬公司時之滙兌差額	—	(388)	—	—	—	—	(388)
增購附屬公司權益時產生之商譽	—	—	—	—	(12)	—	(12)
綜合帳目時之商譽	—	—	—	—	(7,122)	—	(7,122)
股東應佔溢利淨額	—	—	—	—	—	1,302	1,302
於二零零零年十二月三十一日	**1,122,734**	**(388)**	**6**	**—**	**(69,335)**	**(252,280)**	**800,737**
本公司							
於一九九九年一月一日	63,956	—	6	—	—	(181,506)	(117,544)
發行股份之溢價	166,858	—	—	—	—	—	166,858
發行股份之支出	(3,407)	—	—	—	—	—	(3,407)
股東應佔虧損淨額	—	—	—	—	—	(70,989)	(70,989)
於一九九九年十二月三十一日	227,407	—	6	—	—	(252,495)	(25,082)
發行股份之溢價	912,221	—	—	—	—	—	912,221
發行股份之支出	(16,894)	—	—	—	—	—	(16,894)
股東應佔溢利淨額	—	—	—	—	—	31,713	31,713
於二零零零年十二月三十一日	**1,122,734**	**—**	**6**	**—**	**—**	**(220,782)**	**901,958**

於二零零零年十二月三十一日，並無任何可供分派之儲備（一九九九年：無）。

財務報表附註(續)

截至二零零零年十二月三十一日止年度

23. 除稅前溢利／(虧損)與經營業務之現金流出淨額之調節

	二零零零年 千港元	一九九九年 千港元
除稅前溢利／(虧損)	3,995	(75,170)
利息收入	(28,795)	(995)
非上市投資收入	(66)	(498)
財務租賃承擔之利息支出	140	—
折舊	10,508	3,506
出售物業、機器及設備之虧損	152	319
分佔聯營公司業績	1,110	—
長期投資攤銷	1,000	3,511
壞帳撇銷	42	3,000
壞帳撥備	1,100	—
出售附屬公司之(收益)／虧損	(23,521)	33,673
出售共同控制企業之虧損	—	11,284
出售證券投資之收益	(76,051)	—
撇銷聯營公司之虧損	—	4,590
長期投資減值準備	8,904	15,432
豁免共同控制企業之欠款	—	1,200
攤銷無形資產	1,163	—
營運資金變動：		
待售物業	(3,734)	—
存貨	(2,399)	479
貿易及其他應收款項	(70,275)	(7,071)
貿易及其他應付款項	90,114	(1,153)
經營業務之現金流出淨額	**(86,613)**	(7,893)

24. 主要非現金交易

(a) 年內，本集團向獨立第三者收購若干證券投資，現金總代價相等於19,724,000港元。該證券投資其後以代價相等於95,775,000港元出售，而上述代價由獨立第三者以發行股份之方式支付。

(b) 年內出售附屬公司之代價包括30,000,000港元之證券投資。有關出售之其他詳情載於附註26。

(c) 本集團就辦公室設備訂立財務租賃安排，而於安排生效時之總資本值為794,000港元。

25. 收購附屬公司

	二零零零年 千港元	一九九九年 千港元
所收購之負債淨額：		
物業、機器及設備	**303**	1,539
貿易及其他應收款項	**808**	435
現金及現金等值項目	**2,219**	739
貿易及其他應付款項	**(5,203)**	(6,821)
	(1,873)	(4,108)
商譽	**7,122**	62,761
	5,249	58,653
支付方式：		
現金	**5,000**	—
配發股份	—	55,200
直接成本	**249**	3,453
	5,249	58,653

有關收購附屬公司之現金及現金等值項目流出淨額分析如下：

	二零零零年 千港元	一九九九年 千港元
現金代價	**5,000**	—
所收購之現金及現金等值項目	**(2,219)**	(739)
以現金支付之直接成本	**249**	3,453
有關收購附屬公司之現金及現金等值項目流出淨額	**3,030**	2,714

財務報表附註(續)

截至二零零零年十二月三十一日止年度

26. 出售附屬公司

	二零零零年 千港元	一九九九年 千港元
所出售之資產淨值：		
物業、機器及設備	10,219	—
長期投資	5,757	—
存貨	2,016	—
貿易及其他應收款項	10,733	—
現金及現金等值項目	5,068	—
貿易及其他應付款項	(12,952)	—
税項	(616)	—
少數股東權益	(14,276)	—
滙兑儲備	(1,117)	—
其他資本儲備	1,087	—
綜合帳目之儲備	560	—
撇銷未攤銷商譽	—	33,673
	6,479	33,673
出售附屬公司之收益／(虧損)	23,521	(33,673)
	30,000	—

出售附屬公司之現金及現金等值項目流出淨額分析：

	二零零零年 千港元	一九九九年 千港元
現金代價	—	—
所出售之現金及現金等值項目	5,068	—
有關出售附屬公司之現金及現金等值項目流出淨額	5,068	—

27. 年內融資變動之分析

	股本及股份溢價 *千港元*	**財務租賃承擔** *千港元*	**少數股東權益** *千港元*
於一九九九年一月一日	74,325	—	10,739
融資現金流入	121,071	—	3
發行股份作為非現金代價	55,200	—	—
本年度應佔溢利	—	—	2,499
付予少數股東之股息	—	—	(800)
於一九九九年十二月三十一日	250,596	—	12,441
融資現金流入／(流出)	742,046	(212)	—
財務租賃安排生效	—	794	—
本年度應佔溢利	—	—	1,954
出售附屬公司	—	—	(14,276)
兌換優先股	161,291	—	—
於二零零零年十二月三十一日	**1,153,933**	**582**	**119**

28. 承擔

經營租賃承擔

於結算日，根據不可撤銷之土地及樓宇經營租賃，須於下一個年度應付之未償還承擔如下：

	本集團		**本公司**	
	二零零零年 ***千港元***	一九九九年 *千港元*	**二零零零年** ***千港元***	一九九九年 *千港元*
經營租賃屆滿期：				
一年內	**2,939**	1,786	**914**	893
第二至第五年(包括首尾兩年在內)	**2,984**	1,350	**370**	675
	5,923	3,136	**1,284**	1,568

財務報表附註(續)

截至二零零零年十二月三十一日止年度

28. 承擔(續)

資本開支承擔

於結算日，本集團之資本開支承擔如下：

	本集團	
	二零零零年 *千港元*	一九九九年 *千港元*
已批准但未訂約	**6,235**	19,858
已訂約但未撥備	**—**	9,818

29. 遞延税項

於結算日，未撥備之遞延税項負債／(資產)之主要部分如下：

	本集團	
	二零零零年 *千港元*	一九九九年 *千港元*
免税額超過折舊	**2,187**	357
税項虧損結轉	**(28,421)**	(10,469)
	(26,234)	(10,112)

基於税項虧損未知會否於可見將來使用，故潛在之遞延税項資產並未就用以抵銷日後溢利之税項虧損於財務報表內確認。

30. 關連人士交易

年內，本集團與SUNDAY Communications Limited(「SUNDAY」)之附屬公司Mandarin Communications Limited(「Mandarin」)訂立協議。根據協議，Mandarin介紹其國際電訊服務客戶予本公司之附屬公司ZONE Limited致電海外。客戶轉介費為7,574,000港元，並入帳列為無形資產。

本公司主席兼執行董事Richard John Siemens先生亦為SUNDAY之執行董事。

31. 比較數字

若干比較數字已重新分類，以符合本年度之呈報方式。

本集團之業績、資產及負債概要

	本集團截至十二月三十一日止年度之業績				
	二零零零年	一九九九年	一九九八年	一九九七年	一九九六年
	千港元	千港元	千港元	千港元	千港元
營業額					
持續經營業務	**76,652**	44,210	54,334	48,557	84,678
已終止業務	**23,473**	1,035	—	28,160	79,915
	100,125	45,245	54,334	76,717	164,593
經營溢利╱(虧損)	**5,105**	(75,170)	(55,323)	(56,790)	(8,025)
應佔聯營公司業績	**(1,110)**	—	—	(21,478)	—
除稅前溢利╱(虧損)	**3,995**	(75,170)	(55,323)	(78,268)	(8,025)
稅項	**(739)**	(739)	(1,763)	(1,366)	7
除稅後經常業務溢利╱(虧損)	**3,256**	(75,909)	(57,086)	(79,634)	(8,018)
少數股東權益	**(1,954)**	(2,499)	(6,469)	(6,154)	(920)
股東應佔溢利╱(虧損)淨額	**1,302**	(78,408)	(63,555)	(85,788)	(8,938)
每股盈利╱(虧損)					
基本	**0.09 仙**	(11.5 仙)	(14.3 仙)	(24.4 仙)	(2.8 仙)
攤薄	**0.08 仙**	不適用	不適用	不適用	不適用

本集團之業績、資產及負債概要(續)

	本集團於十二月三十一日之資產及負債				
	二零零零年	一九九九年	一九九八年	一九九七年	一九九六年
	千港元	千港元	千港元	千港元	千港元
非流動資產	**448,483**	16,295	70,179	114,797	177,527
流動資產	**491,491**	115,752	15,406	108,802	79,119
資產總值	**939,974**	132,047	85,585	223,599	256,646
減：					
非流動負債	—	—	—	5,237	37,342
流動負債	**98,239**	14,346	9,278	86,625	15,917
負債總額	**98,239**	14,346	9,278	91,862	53,259
	841,735	117,701	76,307	131,737	203,387
減：					
少數股東權益	**119**	12,441	10,739	10,670	8,916
資產淨值	**841,616**	105,260	65,568	121,067	194,471

股東週年大會通告

茲通告e-Kong Group Limited（「本公司」）將於二零零一年四月二十五日星期三下午二時三十分假座香港北角渣華道191號嘉華國際中心2101-3室舉行股東週年大會，藉以處理下列事項：

作為普通事項

1. 省覽採納截至二零零零年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告；

2. 重選退任董事及釐定其酬金；

3. 續聘核數師，並授權董事會釐定其酬金；

作為特別事項

4. 考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

「動議：

(i) 除本決議案第(iii)分段另有規限外，一般性及無條件批准本公司董事於有關期間（定義見下文）內行使本公司所賦權力，配發、發行及處理本公司股本中之額外股份，與及作出或授出可能需行使該等權力之建議、協議及購股權；

(ii) 根據本決議案第(i)分段所述之批准授權本公司董事於有關期間（定義見下文）作出或授予可能需有關期間之後行使該等權力之建議、協議及購股權；

(iii) 本公司董事會依據本決議案第(i)分段所載批准或配發有條件或無條件同意配發（不論是否根據購股權或以其他方式配發）及發行之股本面值總額（惟不包括(a)配售新股(定義見下文)；或(b)根據本公司之公司細則不時以股代息計劃或類似安排發行之股份；或(c) 根據當時已採納之購股權計劃或其他類似安排行使任何授予之購股權；或(d)行使本公司每股面值1.00港元之非累積可兑換可贖回優先股所附贖回或兑換權；或(e)行使任何認股權證或其他可換股證券所附認股權而發行之股份）不得超過本決議案通過當日本公司已發行股本面值總額20%，而上述批准亦以此數額為限；及

股東週年大會通告(續)

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列三項中之較早者之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 依照本公司之細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所述之授權經本公司股東大會以普通決議案予以撤銷或修改之日。

「配售新股」乃本公司董事於指定期間，向指定記錄日期名列股東名冊之股份持有人或任何類別股份持有人，按當時彼等之持股比例提呈發售股份(惟本公司董事可就零碎配額，或任何地區適用於本公司之法例之限制或責任，或任何認可監管機構或任何證券交易所之任何規定，作出其認為必要或權宜之豁免或其他安排)。」

5. 考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

「動議：

(i) 除本決議案第(ii)分段規限外，一般性及無條件批准本公司董事於有關期間(定義見下文)內行使本公司所賦權力，在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所，購回本公司已發行每股面值0.02港元之股份，惟須符合所有適用法例及聯交所或(如適用)任何其他證券交易所不時修訂之證券上市規則之規定；

(ii) 本公司根據本決議案第(i)分段之批准獲授權購回之股本總面值不得超過本決議案通過當日本公司已發行股本總面值10%，而上述批准亦以此數額為限；及

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列三項中之較早者之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 依照本公司之細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所述之授權經本公司股東大會以普通決議案予以撤銷或修改之日。」

6. 考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

「**動議**待上述第5項決議案獲通過之條件下，將本公司根據上述第5項決議案授予董事之權力所購回本公司股本中有關數目股份之總面值，一併加入本公司董事根據上述第4項決議案可配發、發行或處置及有條件或無條件同意配發、發行或處置之股份總面值內」。

7. 處理任何其他事項。

承董事會命
公司秘書
王培芬

香港，二零零一年三月八日

股東週年大會通告(續)

附註：

1. 凡有權出席上述通告所召開之大會並於會上投票之股東，均有權委任一位代表代其出席及投票。股東可就其持有之全部或部份股份委任代表。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須早於大會或其任何續會之指定舉行時間前48小時送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。所有代表委任表格將於表格所示日期(即簽訂日期)十二個月後失效。

3. 填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回論。

4. 載有關於上述第5項決議案詳情之説明文件將寄予各股東及有關人士。

5. 本公司將於二零零一年四月十九日至二零零一年四月二十五日期間(包括首尾兩日)暫停辦理股份過戶登記手續。

   如欲享有出席應屆股東週年大會及在大會上投票之資格，必須於二零零一年四月十八日下午四時前將所有股份過戶文件連同有關股票，送交本公司股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。